Exhibit 2.1

EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT
DATED AS OF JULY 31, 2013
BY AND BETWEEN
CATAMARAN LLC (“Buyer”)
AND
THE F. DOHMEN CO. (“Dohmen”)

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Article I PURCHASE AND SALE OF MEMBERSHIP INTERESTS    1

1.1	Agreement to Purchase and Sell Membership Interests. 1

1.2	Purchase Price. 1

1.3	Closing Date Balance Sheet; Determination of Indebtedness and Working Capital. 2

1.4	Disputes Regarding Closing Date Balance Sheet. 2

1.5	Closing Purchase Price Estimate; Payment at Closing. 4

1.6	Payment of Final Purchase Price. 4

1.7	Time and Place of Closing. 5

1.8	Allocation of the Purchase Price. 5
Article II REPRESENTATIONS AND WARRANTIES OF DOHMEN    6

2.1	Organization and Qualification. 6

2.2	Subsidiaries. 7

2.3	Capitalization; Title to the Membership Interests. 7

2.4	Contemplated Transactions; General Compliance. 8

2.5	Assets. 9

2.6	Financial Statements; Undisclosed Liabilities. 9

2.7	Real Property. 10

2.8	Intellectual Property. 11

2.9	Material Contracts and Other Descriptions and Lists. 12

2.10	Litigation. 15

2.11	Compliance with Orders or Laws. 15

2.12	Environmental Compliance. 18

2.13	Taxes. 18

2.14	Employee Benefit Plans. 20

2.15	Employee Relationships. 23

2.16	Events Subsequent to Latest Balance Sheet Date. 23

2.17	Brokers. 24

2.18	Insurance. 24

2.19	Permits. 24

2.20	Related Parties. 25

2.21	Significant Customers, Pharmacy Providers, Vendors and Brokers/Distributors. 25

2.22	Accounts Receivable. 26
Article III REPRESENTATIONS AND WARRANTIES OF BUYER    26

3.1	Organization and Qualification. 26

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3.2	Contemplated Transactions; General Compliance. 26

3.3	Investment Representation. 27

3.4	Brokers. 27

3.5	Financial Ability. 27

3.6	No Litigation. 27

3.7	No Additional Representations or Warranties. 28
Article IV COVENANTS OF DOHMEN    28

4.1	Conduct of Business Pending Closing. 28

4.2	Access to Information. 31

4.3	Conditions to Closing. 32

4.4	Notification. 32

4.5	Governmental Approvals; Consents. 32

4.6	Intercompany Accounts and Related Party Agreements. 33

4.7	Cash Distributions. 33

4.8	Certain Restricted Activities. 33

4.9	Certain Transfers. 36

4.10	Benefit Plans after Closing. 36

4.11	Release of Guaranties and Bonds. 38

4.12	Retention of Business Records; Access. 38

4.13	Use of Name. 38

4.14	No Solicitation of Purchase Proposals. 39

4.15	Phone Numbers. 39

4.16	Insurance. 39
Article V COVENANTS OF BUYER    39

5.1	Conditions to Closing. 40

5.2	Governmental Approvals; Consents. 40

5.3	Retention of Business Records; Access. 40

5.4	Buyer’s Benefits Plans. 41

5.5	Release of Guaranties and Bonds. 42

5.6	No Libel or Slander. 43
Article VI TAX MATTERS    43

6.1	Tax Treatment of Transaction; Straddle Periods. 43

6.2	Preparation and Filing of Certain Tax Returns. 43

6.3	Contest Provisions. 44

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6.4	Cooperation. 45

6.5	Tax Sharing Arrangements. 45

6.6	Transfer Taxes. 45
Article VII CONDITIONS TO THE TRANSACTION    46

7.1	Conditions to Obligations of Buyer. 46

7.2	Conditions to Obligations of Dohmen. 48
Article VIII INDEMNIFICATION    49

8.1	Escrowed Funds. 49

8.2	Indemnification by Dohmen. 49

8.3	Indemnification by Buyer. 51

8.4	Survival of Representations and Indemnity Obligations. 52

8.5	Procedures for Making Claims. 53

8.6	Defense of Third-Party Claims. 54

8.7	Exclusive Remedy; Recourse Generally Limited to Escrowed Funds. 55

8.8	Limitations on Indemnification. 56

8.9	Tax Treatment of Indemnification Payments. 57
Article IX TERMINATION    57

9.1	Termination. 57

9.2	Effect of Termination. 58

9.3	Return of Transaction Documents. 59
Article X GENERAL PROVISIONS    59

10.1	Survival of Obligations. 59

10.2	Benefit and Assignment; No Third-Party Beneficiaries. 59

10.3	Governing Law; Consent to Jurisdiction. 60

10.4	Enforcement. 60

10.5	Expenses. 60

10.6	Notices. 60

10.7	Counterparts. 61

10.8	Amendment, Modification and Waiver. 61

10.9	Entire Agreement; Parties in Interest. 62

10.10	Publicity. 62

10.11	Severability. 62

10.12	Further Assurances. 62

10.13	Time of the Essence. 63

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10.14	Waiver of Jury Trial. 63

10.15	Disclosure Schedules. 63

10.16	Interpretation. 63

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APPENDIX

Appendix A	Definitions
LIST OF EXHIBITS
Exhibit A	Form of Escrow Agreement
Exhibit B	Form of Dohmen Release
Exhibit C Exhibit D	Form of Transition Services Agreement Certain Permitted Encumbrances
LIST OF SCHEDULES AND DISCLOSURE SCHEDULES
1.3	Illustrative Calculation of Working Capital
1.8	Allocation of the Purchase Price
2.1	Organization and Qualification
2.4(b)	No Conflict
2.4(c)	Consents
2.5	Assets
2.6(a)-1	RESTAT Financial Statements
2.6(a)-2	Consistent Application of GAAP
2.6(b)	No Undisclosed Liabilities
2.6(c)	Indebtedness
2.7(a)	Title
2.7(b)	Leases
2.8(a)	List of Intellectual Property
2.8(b)(i)(1)	Sufficiency of Intellectual Property
2.8(b)(i)(2)	Granting of Exclusive Rights
2.8(b)(ii)	Intellectual Property Claims
2.8(b)(iv)	Open Source Software
2.8(c)	IP Contracts
2.8(d)	Net Names
2.9(a)	Material Contracts
2.9(b)	Bank Accounts
2.10	Litigation
2.11	Compliance with Orders or Laws
2.13	Taxes
2.14(a)	RESTAT Plans
2.14(c)	Plan Contributions and Funding
2.14(f)	Certain Matters
2.15(a)	Employment Agreements
2.15(b)	Change in Control and Stay Bonus Agreements
2.15(d)	Compliance with Employment Laws
2.16	Events Subsequent to Latest Balance Sheet Date
2.18	Insurance

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2.19(a)	Permits
2.20	Related Parties
2.21	Significant Customers, Pharmacy Providers, Vendors and Brokers/Distributors
4.1	Conduct of Business Pending Closing
4.8	Certain Employees
4.10(e)	Business Employee Transfers
5.4(e)	Performance Management Bonuses
7.1(e)	Third Party Consents

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MEMBERSHIP INTEREST PURCHASE AGREEMENT
THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of July 31, 2013, by and between CATAMARAN LLC, a Texas limited liability company (the “Buyer”), and THE F. DOHMEN CO., a Wisconsin corporation (“Dohmen”). Buyer and Dohmen are sometimes referred to collectively as the “Parties” and individually as a “Party.” Except as otherwise set forth herein, capitalized terms used but not otherwise defined herein shall have the meaning specified in Appendix A.
RECITALS
WHEREAS, Dohmen owns all of the outstanding limited liability company interests, including capital, profits and voting interests (the “Membership Interests”), of RESTAT, LLC, a Wisconsin limited liability company (“RESTAT”);
WHEREAS, RESTAT is in the business of pharmaceutical benefits management services, including providing adjudication of claims on behalf of employers, managed healthcare plans, workers’ compensation plans, HMOs, insurance companies, Medicaid, government plans and unions, providing a network of pharmacies throughout the United States and certain territories of the United States for the dispensing of prescriptions, providing and/or administering prescription savings programs, including prescription savings cards and related services, and the aggregation of claims to secure manufacturer rebates (the “Business”);
WHEREAS, Buyer desires to acquire RESTAT and its Business; and
WHEREAS, the Board of Directors of Dohmen has determined that the transactions contemplated hereby are advisable and in the best interests of Dohmen and its shareholders and, in furtherance thereof, has approved and adopted this Agreement and agreed to effect the sale of RESTAT on the terms and subject to the conditions of this Agreement.
NOW, THEREFORE, based upon the above premises and in consideration of the mutual promises set forth herein, and for other good and valuable consideration, the Parties, intending to be legally bound hereby, agree as follows:
ARTICLE I
PURCHASE AND SALE OF MEMBERSHIP INTERESTS
1.1    Agreement to Purchase and Sell Membership Interests. On the terms and subject to the conditions contained in this Agreement, at the Closing, Buyer shall purchase from Dohmen, and Dohmen shall sell, transfer and assign to Buyer, all of the Membership Interests, free and clear of all Encumbrances.
1.2    Purchase Price.     In consideration of the Membership Interests, Buyer shall pay Dohmen an aggregate purchase price (the “Purchase Price”) equal to:
(a)    four hundred nine million five hundred thousand dollars ($409,500,000); minus

(b)    the aggregate amount of all Closing Date Indebtedness; plus
(c)    the amount, if any, by which Closing Date Working Capital exceeds zero dollars ($0) (“Target Working Capital”); minus
(d)    the amount, if any, by which Target Working Capital exceeds Closing Date Working Capital; minus
(e)    the aggregate amount of all unpaid RESTAT Transaction Costs as of immediately prior to the Closing.
1.3    Closing Date Balance Sheet; Determination of Indebtedness and Working Capital. The amounts of Closing Date Indebtedness and Closing Date Working Capital shall each be determined from a balance sheet (the “Closing Date Balance Sheet”) of RESTAT prepared as of 11:59 p.m. on the day immediately preceding the Closing Date (the “Valuation Time”). For purposes of measuring the carrying value of any element reflected on the Closing Date Balance Sheet, the assets and liabilities of RESTAT will be presented as though the transactions contemplated by this Agreement had not occurred. The Closing Date Balance Sheet shall be prepared in accordance with the Agreed Accounting Principles. The Closing Date Working Capital shall be calculated from the Closing Date Balance Sheet. Buyer shall deliver the Closing Date Balance Sheet, and Buyer’s proposed calculation of the Closing Date Indebtedness, Closing Date Working Capital and the Buyer’s proposed calculation of the resulting Purchase Price (the “Adjustment Calculation”) to Dohmen not more than ninety (90) days following the Closing Date. “Delivery Date” means the date on which the Closing Date Balance Sheet is so delivered. Buyer and Dohmen shall, throughout the entire period starting on the Closing Date and ending on the expiration of the Dispute Period (as defined in Section 1.4(a), below), reasonably cooperate regarding any and all financial and business matters relating to the preparation of the Closing Date Balance Sheet and the Adjustment Calculation. Buyer shall grant Dohmen and its representatives reasonable access, during normal business hours, to RESTAT’s and Buyer’s personnel, and reasonable access to and copies of RESTAT’s books, records, ledgers, journals and other financial records and information, including work papers, trial balances, worksheets, notes and schedules, to the extent related to the preparation or review of the Closing Date Balance Sheet and the proposed Adjustment Calculation, used in or helpful to the preparation or review of the Closing Date Balance Sheet and the proposed Adjustment Calculation, in each case as may be reasonably requested by Dohmen to assure that the Adjustment Calculation has been accurately calculated in accordance with this Section 1.3.
1.4    Disputes Regarding Closing Date Balance Sheet. Disputes with respect to the Closing Date Balance Sheet shall be resolved as follows:
(a)    General. Dohmen shall have thirty (30) days after the Delivery Date (the “Dispute Period”) to dispute any of the elements of or amounts reflected on the Closing Date Balance Sheet or the proposed Adjustment Calculation (a “Dispute”). Written notice of a Dispute shall be given by Dohmen to Buyer within such 30-day period (a “Dispute Notice”) and shall specify (to the extent known) the item or items in dispute. If Dohmen does not give Buyer a Dispute Notice within the Dispute Period, the Closing Date Balance Sheet and proposed Adjustment Calculation shall be treated as if they had been accepted and agreed to by Dohmen in the form in which they were delivered by Buyer, and shall be final and binding upon the Parties hereto. If a

Dispute Notice is so delivered within the Dispute Period, Buyer and Dohmen shall attempt in good faith for a period of twenty (20) days (or such longer period as Buyer and Dohmen may mutually agree) from the date of delivery of the Dispute Notice to resolve the Dispute and agree in writing upon the final content of the disputed Closing Date Balance Sheet, and the resulting Adjustment Calculation or to stipulate to such portion thereof with respect to which there is no dispute.
(b)    Arbitrating Accountant. If Buyer and Dohmen are unable to resolve any Dispute within the aforesaid 20-day period, Dohmen and Buyer shall jointly engage a nationally recognized independent accounting firm mutually agreed upon by Dohmen and Buyer (the “Arbitrating Accountant”) as arbitrator. In the event that Dohmen and Buyer are unable to agree upon the Arbitrating Accountant after consulting with the other in good faith for a 15-day period, then the Arbitrating Accountant shall be selected pursuant to the Special Arbitration (as hereinafter defined). In connection with the resolution of any Dispute, the Arbitrating Accountant shall have reasonable access to all documents, ledgers, journals, records, work papers, trial balances, worksheets, facilities and personnel of RESTAT which relate to, or which the Arbitrating Accountant reasonably requests in connection with its review and consideration of, the Closing Date Balance Sheet, or portion thereof in Dispute, and reasonably necessary to perform its function as arbitrator. The Arbitrating Accountant’s sole function shall be to decide the accounting issues that are the subject of the Dispute, and only the accounting issues that are the subject of the Dispute, in accordance with the requirements of Section 1.4 hereof. The Arbitrating Accountant shall allow Dohmen and Buyer to present their respective positions regarding the Dispute. The Arbitrating Accountant may, at its discretion, conduct a conference concerning the Dispute, at which conference each Party shall have the right to present witnesses and additional documents, materials and other information and to have present its advisors, counsel and accountants. In connection with such process, there shall be no other hearings or any oral examinations, testimony, depositions, discovery or other similar proceedings. The Arbitrating Accountant shall thereafter promptly render its decision on the question in writing and finalize the Closing Date Balance Sheet and the resulting Adjustment Calculation to reflect the resolution of all Disputes. Such written determination shall be final and binding upon the Parties hereto (absent manifest error), and judgment may be entered on the award. The fees and expenses of the Arbitrating Accountant shall be shared between Dohmen and Buyer so that Dohmen’s aggregate share of such fees and expenses shall be equal to the product of (i) and (ii), where (i) is the aggregate amount of such fees and expenses, and where (ii) is a fraction, the numerator of which is the amount in dispute that is ultimately unsuccessfully disputed by Dohmen (as determined by the Arbitrating Accountant), and the denominator of which is the total amount disputed by Dohmen. “Special Arbitration” means expedited arbitration: (i) before a single arbitrator in Milwaukee, Wisconsin conducted by an alternative dispute resolution organization mutually agreed by the Parties hereto in accordance with its own rules and procedures or as may be mutually agreed by the Parties or, if the Parties hereto are unable to mutually agree on such organization, by the American Arbitration Association pursuant to its Commercial Arbitration Rules and Expedited Procedures; (ii) the scope of which is limited solely to selecting the Arbitrating Accountant contemplated by this Section 1.4(b) (as distinguished from resolving any Dispute); and (iii) in which the arbitrator’s award is final and binding and conclusive on the Parties and may be enforced in any court of competent jurisdiction.
(c)    Final Purchase Price. The Adjustment Calculation, whether in the form (i) originally proposed by Buyer with no objection by Dohmen within the aforesaid 30-day Dispute

Period, (ii) in the form as so finally agreed by Buyer and Dohmen following a timely delivery of a Dispute Notice by Dohmen, or (iii) in the form as so finally determined by the Arbitrating Accountant, shall be the final and binding Adjustment Calculation (the “Final Adjustment Calculation”), and the resulting Purchase Price derived therefrom (the “Final Purchase Price”) shall be the final and binding Purchase Price for all purposes under this Agreement.
1.5    Closing Purchase Price Estimate; Payment at Closing.
(a)    Estimate. For purposes of the Closing, Dohmen shall make a good-faith estimate of the Purchase Price, including Closing Date Indebtedness, unpaid RESTAT Transaction Costs, Closing Date Working Capital and resulting Final Adjustment Calculation (the “Closing Purchase Price Estimate”), based upon the most recent ascertainable financial information of RESTAT, which estimates shall be reasonably acceptable to Buyer. The Closing Purchase Price Estimate shall be prepared in accordance with the Agreed Accounting Principles. The Closing Purchase Price Estimate, including each component thereof, shall be set forth in a written certificate, duly executed by the Chief Financial Officer of RESTAT (the “Closing Estimate Certificate”) and delivered by Dohmen to Buyer at least five (5) days prior to the Closing Date.
(b)    Payment. At the Closing, Buyer shall pay the Closing Purchase Price Estimate by wire transfer of immediately available funds as follows:
(i)    thirty million dollars ($30,000,000) (the “Escrowed Funds”) shall be paid to the Escrow Agent pursuant to the terms of the Escrow Agreement, who shall hold the same in escrow to secure Dohmen’s obligations to (A) make any adjustment required of Dohmen pursuant to Section 1.6(b) hereof, and (B) indemnify Buyer pursuant to Article VIII hereof; and
(ii)    the balance of the Closing Purchase Price Estimate, reduced by the deductions pursuant to clause (i) of this Section 1.5(b), shall be paid to Dohmen.
(c)    Transaction Costs. At the Closing, Buyer shall pay, or shall cause RESTAT to pay, the amount of the RESTAT Transaction Costs described in Section 1.2(e) to the appropriate Persons entitled thereto in accordance with invoices or payoff letters provided by Dohmen to Buyer at least three (3) days prior to the Closing.
(d)    Wire Transfer Instructions. Wire transfer of each payment described in this Section 1.5 shall be made in accordance with written payment instructions delivered to Buyer by Dohmen and/or the Escrow Agent at least three (3) days prior to the Closing Date.
1.6    Payment of Final Purchase Price.     Following the Closing, the Parties shall determine the Final Purchase Price, taking into account the Final Adjustment Calculation and following the procedures established in Sections 1.2 through and including 1.4. If, based on the Final Purchase Price:
(a)    the Final Purchase Price exceeds the Closing Purchase Price Estimate, Buyer shall promptly (but in any event within five (5) days of the determination of the Final Purchase Price) pay an aggregate amount equal to such excess to Dohmen; or

(b)    the Closing Purchase Price Estimate exceeds the Final Purchase Price, Dohmen shall promptly (but in any event within five (5) days of the determination of the Final Purchase Price) pay an aggregate amount equal to such excess to Buyer. If Dohmen fails to pay such amount within such five-day time period, Buyer shall be entitled to recover such amount from the Escrowed Funds and the Parties, in such event, shall execute joint written instructions to the Escrow Agent to that effect. In the event that Buyer recovers such amount from the Escrowed Funds, Dohmen shall promptly (but in any event within five (5) days of the date of such joint written instruction) deposit cash in the Escrowed Funds in an amount equal to the amount released from the Escrowed Funds to Buyer pursuant to this Section 1.6(b).
Any amount required to be paid pursuant to Section 1.6(a) or (b) shall be paid, together with interest on such payment from the date such payment described in either the foregoing clauses (a) or (b) is due to the date of payment, at six percent (6%) per annum. Any payment made pursuant to this Section 1.6 shall be made by wire transfer of immediately available funds pursuant to wire transfer instructions furnished by Dohmen (if the payment is to Dohmen) or by Buyer (if the payment is to Buyer).
1.7    Time and Place of Closing.     The transactions contemplated by this Agreement shall be consummated (the “Closing”) at 10:00 a.m., at the offices of Michael Best & Friedrich LLP, 100 East Wisconsin Avenue, Suite 3300, Milwaukee, Wisconsin 53202, on October 1, 2013, or, if by such date any of the conditions to Closing set forth in Article VII (other than those which, by their nature, are to be satisfied at Closing, but subject to such satisfaction of all such conditions) have not been satisfied or waived by the Party entitled to the benefit thereof, then (subject to Section 9.1(b) hereof) on the first Monday following the satisfaction or waiver of all such outstanding conditions, or on such other date, or at such other time or place, or in such other manner (such as an electronic closing with documents and signatures transmitted electronically or by facsimile) as shall be mutually agreed upon by Dohmen and Buyer. The date on which the Closing occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date.”
1.8    Allocation of the Purchase Price.
(a)    Within sixty (60) days following the calculation of the Final Purchase Price pursuant to Section 1.4, Buyer shall deliver to Dohmen a schedule (the “Preliminary Allocation Schedule”) allocating the Purchase Price (which for this purpose shall be deemed to include any Liabilities properly taken into account pursuant to Section 1001 of the Code) among the assets of RESTAT. The Preliminary Allocation Schedule shall be reasonable and shall be prepared in accordance with Section 1060 of the Code and the Treasury Regulations thereunder. If, within ten (10) days following receipt of the Preliminary Allocation Schedule, Dohmen does not notify Buyer in writing of its disagreement with the Preliminary Allocation Schedule, the Preliminary Allocation Schedule shall be final and binding. If, within such ten (10)-day period, Dohmen so notifies Buyer, Dohmen and Buyer shall endeavor to resolve such disagreement, and if they are able to do so shall make such revisions to the Preliminary Allocation Schedule to reflect such resolution, which as revised shall be final and binding. The Preliminary Allocation Schedule, upon becoming final and binding in accordance with the foregoing, shall constitute the “Final Allocation Schedule.” Each of Buyer and Dohmen agrees that neither it nor any of its respective Affiliates shall file any federal, state, local and foreign Tax Returns in a manner that is inconsistent with the Final Allocation Schedule.
(b)    If, within thirty (30) days following receipt of the Preliminary Allocation Schedule by Dohmen (or such longer period as Dohmen and Buyer mutually agree), Dohmen and Buyer are unable to resolve such disagreement, then each of Dohmen and Buyer shall, except as set forth on Schedule 1.8, be entitled to allocate the Purchase Price among the assets of RESTAT in any manner it so determines in its sole discretion and neither shall have any obligation or liability to the other with respect to any such allocation.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF DOHMEN
Except only as expressly provided in this Article II or in any certificate signed by Dohmen delivered by or on behalf of Dohmen pursuant to this Agreement, none of Dohmen, its Affiliates or any of their respective owners, directors, managers, officers, employees, agents or representatives makes any express or implied representation or warranty regarding RESTAT or the Business of any kind whatsoever, including any representation or warranty as to the physical condition, use, value of RESTAT’s Business or assets or the future profitability, earnings or cash flow performance of RESTAT. No representations, warranties or other promises, except any as expressly provided in this Article II, have been made by Dohmen, its Affiliates or any of their respective owners, directors, managers, officers, employees, agents or representatives with respect to the accuracy or completeness of any information contained in any materials circulated by Dohmen, RESTAT or Leerink Swann LLC, and, except in the case of fraud or intentional misrepresentation, none of them shall have any liability to Buyer or its Affiliates arising out of the use of the information contained in any such materials. ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE ARE EXPRESSLY EXCLUDED.
Dohmen has delivered to Buyer disclosure schedules (the “Schedules”) setting forth any and all exceptions to the representations and warranties contained in this Article II. Items of disclosure included in a Schedule for a particular representation and warranty shall be considered to be made for purposes of any other representation and warranty of Dohmen contained in this Agreement to the extent that it would be reasonably apparent to a reasonably prudent Person on its face (without reference to the text of any document referred to therein) that such disclosed item would also qualify as an exception to such other representation and warranty.
Subject to the foregoing, Dohmen represents and warrants to Buyer as follows:
2.1    Organization and Qualification.
(f)    RESTAT is a limited liability company duly organized, validly existing and in active status under the laws of the State of Wisconsin. RESTAT has filed its most recent required annual report with the WDFI, and has not filed articles of dissolution with the WDFI. RESTAT has the limited liability company power to own its properties and to carry on the Business as now being conducted. RESTAT is duly qualified to transact business as a foreign entity and is in good standing in each jurisdiction in which, by virtue of the conduct of the Business or ownership or lease of its assets, it is required to be so qualified. Schedule 2.1 lists each jurisdiction in which RESTAT is qualified to transact business as a foreign entity. Neither RESTAT nor Dohmen, with respect to the Business, has received any written notice, demand or request from any other jurisdiction that RESTAT is required so to qualify on account of the ownership or leasing of its assets or properties or the conduct of the Business. Dohmen has furnished to Buyer true and complete copies of RESTAT’s articles of organization and Amended and Restated Operating Agreement of RESTAT, dated as of January 1, 2011, by and between Dohmen and RESTAT (the “Operating Agreement”), each as in effect on the date hereof. RESTAT is not in default under or in violation of any provisions of its articles of organization or the Operating Agreement. The Membership Interest certificates (if any), transfer books and the minute books of RESTAT, all of which have been made available to Buyer before the date hereof, are true and complete. At the Closing, all such books will be in the possession of RESTAT.
(g)    Dohmen is a corporation duly organized, validly existing and in active status under the laws of the State of Wisconsin. Dohmen has filed its most recent required annual report with the WDFI, and has not filed articles of dissolution with the WDFI. Dohmen has the corporate power to own its properties, including the Membership Interests, and to carry on its business as now being conducted.
2.2    Subsidiaries.     RESTAT does not have nor has it ever had any direct or indirect ownership, equity or voting interest in any Person or Control of any Person.
2.3    Capitalization; Title to the Membership Interests.
(d)    Dohmen is, and since the date of formation of RESTAT, has been, the sole record and beneficial owner of all of the Membership Interests, free and clear of all Encumbrances. The Membership Interests owned by Dohmen represent all of the equity securities of RESTAT outstanding. Other than such Membership Interests, Dohmen owns no limited liability company interest in RESTAT and has no right of any kind to have any such limited liability company interest issued. Except as represented by the Membership Interests, no Person has any right to the capital or profits of RESTAT, or rights as to allocations or distributions thereof, or any voting rights. All of the Membership Interests are duly authorized, validly issued, fully paid and nonassessable (to the extent such concepts are applicable to the Membership Interests), were not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, and such Membership Interests are owned by Dohmen, free and clear of all Encumbrances. Dohmen has full right, power and authority to transfer and deliver to Buyer valid title to the Membership Interests, free and clear of all Encumbrances, and the delivery by Dohmen to Buyer pursuant to this Agreement of the Membership Interests will transfer and convey good and marketable title thereto to Buyer, free and clear of all Encumbrances.
(e)    Except for this Agreement, there are no options, warrants, calls, rights, puts or agreements to which RESTAT or Dohmen is a party or by which either RESTAT or Dohmen is bound obligating RESTAT or Dohmen (with respect to RESTAT) to issue, deliver, sell, redeem or repurchase or cause to be issued, delivered, sold, redeemed or repurchased, any limited liability company interests of RESTAT, or any securities convertible into or exchangeable for limited liability company interests, of RESTAT or obligating RESTAT or Dohmen (with respect to RESTAT) to grant, extend or enter into any such option, warrant, call, right, put, agreement or convertible security.

There are no Contracts, voting trusts, proxies or understandings with respect to the voting, sale, transfer or registration under the Securities Act of any of the Membership Interests.
2.4    Contemplated Transactions; General Compliance.
(e)    Enforceability; Authority. The board of directors of Dohmen has determined that this Agreement is advisable, fair to and in the best interest of Dohmen and its shareholders and has (i) approved and adopted this Agreement in accordance with the WBCL and (ii) approved and adopted the Related Agreements to which Dohmen is a party. This Agreement has been duly executed and delivered by Dohmen and, assuming the due authorization, execution and delivery of this Agreement by Buyer, this Agreement constitutes the valid and binding obligation of Dohmen enforceable against Dohmen in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other Laws affecting creditors generally and by general principles of equity (whether in a proceeding at Law or in equity). Each Related Agreement to which Dohmen is a party has been, and each Related Agreement to be executed by Dohmen will be upon execution, duly executed and delivered by Dohmen, and assuming the due authorization, execution and delivery of each such Related Agreement by the other Party or Parties thereto, each such Related Agreement is, or upon execution and delivery by Dohmen will be, the valid and binding obligation of Dohmen enforceable against Dohmen in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other Laws affecting creditors generally and by general principles of equity (whether in a proceeding at Law or in equity). Dohmen has all requisite corporate power and authority to execute and deliver this Agreement and the applicable Related Agreements to which it is a party and to perform its obligations hereunder and thereunder. The execution and delivery by Dohmen of this Agreement and the Related Agreements to which Dohmen is a party, and the consummation by Dohmen of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Dohmen, its shareholders and board of directors.
(f)    No Conflict. Except as set forth in Schedule 2.4(b), the execution and delivery of this Agreement by Dohmen do not, and the execution and delivery by Dohmen of the Related Agreements to which Dohmen is a party and the consummation by Dohmen of the transactions contemplated hereby and thereby will not: (i) conflict with or violate any provisions of the articles of incorporation or bylaws of Dohmen or the articles of organization or the Operating Agreement of RESTAT, (ii) result in a violation or breach of, or default under (with or without notice or lapse of time or both), or give to any Third Party any right to terminate or cancel, or accelerate any obligation on the part of RESTAT or Dohmen under, or result in the creation of any Encumbrance upon any property or asset of, or loss of any right of RESTAT or Dohmen pursuant to, any Material Contract to which RESTAT is a party or by which it or any of its assets or properties is bound or Contract to which Dohmen is a party or by which it or any of its assets or properties is bound or (iii) conflict with or violate any Laws or Orders applicable to RESTAT, other than under the HSR Act in the absence of compliance therewith and the expiration or early termination of the applicable waiting period thereunder.
(g)    Consents. Except as set forth in Schedule 2.4(c), neither Dohmen nor RESTAT is required pursuant to any Material Contract, Order or Law, or Contract to which Dohmen is a party or by which it or any of its assets or properties is bound, to give any notice to, make any filing or registration with or obtain any consent, approval or authorization from any Person (including any Governmental Authority) in connection with Dohmen’s execution and delivery of this Agreement or any Related Agreement or the consummation or performance by Dohmen or RESTAT of any of the transactions contemplated by this Agreement or any such Related Agreement, other than under the HSR Act and the expiration or early termination of the applicable waiting period thereunder.
2.5    Assets.     RESTAT has good and valid title to all of the properties and assets which it purports to own and a valid leasehold interest in all of its leased properties and assets, free and clear of all Encumbrances, except for Permitted Encumbrances. The furniture, furnishings, machinery, equipment, vehicles and other tangible personal property owned or leased by RESTAT and used or held for use in the operation or conduct of the Business are, in the aggregate, (a) in reasonably good operating condition and repair (normal wear, tear and obsolescence excepted) and (b) suitable and adequate for the conduct of the Business as presently conducted. Except for (i) Cash and assets used to provide services pursuant to the Transition Services Agreement and (ii) software, services and Contracts listed at items 1 and 3-6, inclusive, of Schedule 2.20, the assets and properties of RESTAT (including Leases, Contracts, IP Contracts and Permits) collectively constitute all of the properties, rights, interests and other tangible and intangible assets used in or necessary to enable RESTAT to conduct the Business in the manner in which the Business is currently being conducted by RESTAT.
2.6    Financial Statements; Undisclosed Liabilities.
(a)    RESTAT Financial Statements. Attached hereto as Schedule 2.6(a)-1 are the RESTAT Financial Statements. Except as set forth therein or on Schedule 2.6(a)-2, the RESTAT Financial Statements have been prepared in conformity with GAAP applied by RESTAT on a consistent basis throughout the indicated periods, and (including, where applicable, the related notes) fairly present in all material respects the separate financial condition and results of operations of RESTAT; provided, that the RESTAT Financial Statements described in clause (b) of the definition of “RESTAT Financial Statements” lack footnotes and other presentation items and are subject to normal year-end adjustments, none of which would reasonably be expected to be material. The RESTAT Financial Statements have been prepared in accordance with and derived from the books and records of RESTAT.
(b)    No Undisclosed Liabilities. Except as set forth in Schedule 2.6(b) or any other Schedule hereto, RESTAT is not subject to any material Liability (which solely for purposes of this Section 2.6(b) means a Liability in excess of $1,000,000 whether individually or in the aggregate with other Liabilities arising out of the same or series of related acts, conditions or occurrences) which is not shown or which is in excess of amounts shown or reserved for in the Latest Balance Sheet, except for (i) Liabilities of the same or similar nature as those set forth in the Latest Balance Sheet and incurred since the Latest Balance Sheet Date in the ordinary course of business consistent with past practice, (ii) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby that individually or in the aggregate, have not been and would not reasonably be expected to be, material to RESTAT or the Business, and (iii) Liabilities for performance in accordance with (A) the Contracts listed on any Schedule or (B) Contracts to which RESTAT is a party or is bound as of the date of this Agreement that are not required (pursuant to any applicable dollar threshold or otherwise) to be disclosed in the Schedules and entered into in the ordinary course of business consistent with past practice.
(c)    Indebtedness. Schedule 2.6(c) sets forth an accurate and complete list of Indebtedness of RESTAT as of the date of this Agreement.
2.7    Real Property.
(c)    Title. RESTAT neither owns nor ever has owned any real property, except that RESTAT owned the Schoolhouse Property until April, 2012, at which time all right, title and interest in and to the Schoolhouse Property was assigned to Dohmen. Schedule 2.7(a) sets forth true and correct addresses of all real property currently leased, licensed, subleased or rented by RESTAT (the “Leased Real Property”), which are not subject or subordinate to any Encumbrances other than Permitted Encumbrances. RESTAT has valid interests in the Leased Real Property. The use and operation of the Leased Real Property by RESTAT materially conform to all applicable Laws, Permits and Orders. The Leased Real Property is all of the real property currently used or held for use in the Business. There are no (i) violations by RESTAT of building, zoning, safety or fire ordinances or regulations with respect to any Leased Real Property; (ii) claims by RESTAT of any material defect or deficiency with respect to any Leased Real Property; or (iii) agreements or other written documents to which RESTAT is a party for the performance of any repairs, alterations or other work to the Leased Real Property reasonably expected to cost RESTAT more than $50,000 in any single instance or $250,000 in the aggregate of all such instances, other than any which RESTAT has remedied or corrected, or otherwise governing or materially affecting the occupancy or tenancy of any of the Leased Real Property by RESTAT. RESTAT is not a party to or obligated under any Contract to purchase any real property, or, except as provided in any Lease described in Section 2.7(b) hereof, to lease any Leased Real Property or other real property.
(d)    Leases. Each parcel of the Leased Real Property is the subject of a written lease, license or sublease agreement identified on Schedule 2.7(b), true and complete copies of which have been delivered or otherwise made available to Buyer (individually, a “Lease” and, collectively, the “Leases”), along with any title opinions, surveys and appraisals in Dohmen’s or RESTAT’s possession or any policies of title currently in force and in the possession of Dohmen or RESTAT with respect to each parcel of Leased Real Property. Except as identified in Schedule 2.7(b), RESTAT is the tenant, licensee or subtenant under each written Lease pertaining to each Leased Real Property, RESTAT has not assigned or transferred any of its right, title or interest in or to any Leased Real Property or any Lease relating thereto, nor has RESTAT sublet the right to use or occupy any Leased Real Property or portion thereof. Each Lease is in full force and effect and RESTAT is not in violation, and the landlord or licensor has not waived, any of the terms and conditions of any Lease. All covenants to be performed by RESTAT and, to Dohmen’s Knowledge, the landlord or licensor under each Lease have been performed in all material respects.
2.8    Intellectual Property.
(a)    List. Schedule 2.8(a) sets forth a complete and accurate list of the following Intellectual Property: (i) patents and patent applications; (ii) trademark, trade name, and service mark registrations and applications for registrations thereof and material unregistered trademarks; (iii) registered copyrights and applications for registrations thereof; and (iv) software (excluding

Desktop Software) that is material (i.e., in the case of software that RESTAT licenses involves the expenditure by RESTAT of more than $250,000 on an annual basis) used in the conduct of the Business as currently conducted or otherwise owned by or licensed to RESTAT or Dohmen, with respect to the Business. Schedule 2.8(a) identifies, in each case, whether RESTAT is the owner or licensee of the Intellectual Property identified thereon, and the expiration date and registration or application number, if any. “Desktop Software” means any mass market software licensed to or used by RESTAT that is commercially available and subject to “shrink-wrap” or “click-through” license agreements.
(b)    General.
(i)    Except as set forth in Schedule 2.8(b)(i)(1), RESTAT owns the entire right, title and interest in and to, or has a valid right to use all Intellectual Property (including that described in Schedule 2.8(a)) necessary to conduct the Business as currently conducted, and, to Dohmen’s Knowledge, there is no other intellectual property necessary for RESTAT to conduct the Business as currently conducted. Each item of Intellectual Property purported to be owned by RESTAT (“Owned IP”) is subsisting and has not been held to be invalid and unenforceable, has not been abandoned or passed into the public domain and all right, title and interest therein is owned by RESTAT, free and clear of any Encumbrances (other than Permitted Encumbrances). Except as set forth in Schedule 2.8(b)(i)(2), RESTAT has not, in whole or in part, transferred ownership of, or granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any of the Owned IP to any Person.
(ii)    Except as set forth in Schedule 2.8(b)(ii): (A) RESTAT has received no written claims or demands of any Third Party pertaining to RESTAT’s ownership or right to use the Intellectual Property or the validity or enforceability of any Owned IP, and (B) no Litigation is pending or, to Dohmen’s Knowledge, has been instituted or threatened that challenges the validity, ownership or use of the Intellectual Property by RESTAT. The operation of the Business as it is currently conducted does not infringe or misappropriate any intellectual property rights of any Person, and neither Dohmen nor RESTAT has received any written notice or, to Dohmen’s Knowledge, other communication overtly alleging or that would reasonably be construed as overtly alleging that RESTAT’s use or possession of any Intellectual Property, or the conduct of the Business as currently conducted, may infringe on or misappropriate the intellectual property rights of any Third Party.
(iii)    To Dohmen’s Knowledge, each of RESTAT and Dohmen, with respect to the Business, has taken reasonable steps to protect its rights in its Confidential Information and Trade Secrets. There has been no unauthorized disclosure or use by Business Employees, consultants, officers, equityholders and agents of, and, to Dohmen’s Knowledge, there has otherwise been no unauthorized disclosure or use of, Confidential Information, Trade Secrets and other know-how of the Business, other than any such unauthorized disclosure that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.
(iv)    No Owned IP constitutes open source, public source or freeware intellectual property, or is subject to a license that, with respect to the foregoing, requires RESTAT to distribute or provide access to the public of the source code of the applicable Owned IP.

(v)    To Dohmen’s Knowledge, RESTAT has information technology systems that are, in the aggregate, reasonably adequate to operate the Business as it is currently conducted. RESTAT has taken reasonable steps to safeguard the information technology systems utilized in the operation of the Business as it is currently conducted. To Dohmen’s Knowledge, there have been no unauthorized intrusions or breaches of the security of RESTAT’s information technology systems within the past two (2) years.
(c)    IP Contracts. Schedule 2.8(c) lists all material (i.e., as to clauses (i), (ii) and (iii) hereof, involving the expenditure or receipt, respectively, by RESTAT exceeding $250,000 per annum) Contracts to which Dohmen, with respect to the Business, or RESTAT is a party under which such Person (i) is licensed or otherwise obtains rights to use, modify, sell or license Intellectual Property (other than Desktop Software), including licenses from Related Parties, (ii) licenses or otherwise permits other Persons (including Dohmen) to use, modify, sell or register, in each case, any Intellectual Property, other than “click-thru” licenses accessed via RESTAT’s websites, or (iii) otherwise relating to RESTAT’s ownership or right to use, or the maintenance of, Intellectual Property (collectively, the “IP Contracts”). To Dohmen’s Knowledge, no actions by any Third Party infringe upon or misappropriate any Owned IP.
(d)    Net Names. Schedule 2.8(d) sets forth a complete and accurate list of all Net Names registered with a domain name registrar. RESTAT is the owner of or has a valid right to use the Net Names set forth in Schedule 2.8(d). No such Net Name is involved in any pending opposition, invalidation or cancellation proceeding nor, to Dohmen’s Knowledge, is any such proceeding threatened.
2.9    Material Contracts and Other Descriptions and Lists.
(a)    Material Contracts. Schedule 2.9(a) lists the following Contracts to which RESTAT is a party or is bound as of the date of this Agreement (collectively, together with the Leases, IP Contracts, Contracts listed as items 9 and 10 of Schedule 2.20, and Contracts set forth on Schedule 2.6(c), the “Material Contracts”):
(vi)    RESTAT’s top ten (10) pharmacy provider agreements by the number of claims paid during 2012;
(vii)    RESTAT’S top twenty-five (25) customer agreements by gross profit for 2012 (but after excluding customers who, as of the date hereof, have terminated their customer relationship with RESTAT);
(viii)    any Contract with a pharmaceutical manufacturer, Third Party payor or Third Party payment aggregator, whereby RESTAT receives or is entitled to receive rebates from pharmaceutical drug manufacturers for services rendered, other than RESTAT’s customer Contracts;
(ix)    any other Contract (other than pharmacy provider agreements, Leases listed on Schedule 2.7(b) or IP Contracts listed on Schedule 2.8(c)) for the purchase of services, materials, supplies or equipment (or the purchase, licensing from other Persons or development of software) which involves the expected payment of more than $250,000 in the current calendar year or any subsequent year with respect to such Contract where performance has not been completed;
(x)    any other Contract (other than customer agreements entered into in the ordinary course of business consistent with past practice) for the sale of goods or services which involves the expected receipt of more than $250,000 in the current calendar year or any subsequent year with respect to such Contract where performance has not been completed;
(xi)    any guarantee by RESTAT of the debts or obligations of customers, suppliers, officers, directors, Business Employees or other Third Parties (other than endorsements for the purpose of collection in the ordinary course of business consistent with past practice);
(xii)    any Contract creating or relating to (A) any partnership, joint venture, strategic alliance or (B) any sharing of revenues, profits, losses, costs or Liabilities or similar arrangement, other than (in the case of clause (B)) RESTAT’s customer Contracts;
(xiii)    any Contract creating or involving any agency relationship, distribution or broker arrangement, involving the expenditure by RESTAT of more than $75,000 per annum during 2012, or franchise relationship;
(xiv)    except for any of the following listed on Schedule 2.6(c) or any Related Party Agreement listed on Schedule 2.20, any indentures, mortgages, credit agreements, promissory notes, loan agreements, letters of credit or other Contracts or instruments (including any interest rate or currency swap, cap, collar, hedge or insurance Contracts, or options or forwards on such Contracts, or other similar Contracts for the purpose of managing the interest rate and/or exchange risk associated with its financing) (A) under which RESTAT has incurred, or any instrument evidencing or securing, any Indebtedness to any Person, (B) providing for the creation of any material Encumbrance (other than Permitted Encumbrances) upon any of the assets of RESTAT, or (C) guaranteeing any Indebtedness of any other Person;
(xv)    any performance, completion or other surety bonds;
(xvi)    any Employment Agreements, Change in Control/Stay Bonus Agreements and RESTAT Plans;
(xvii)    any Contract to which any federal or state Governmental Authority (but not any county, municipal or other local Governmental Authority) is party thereto;
(xviii)    any power of attorney, proxy or similar instrument;
(xix)    any Contract the primary purpose of which is to indemnify any Person or to share in or contribute to the Liability of any Person;
(xx)    any Contract related to the acquisition or disposition of a business or the equity of any other Person;

(xxi)    any Contract which (A) limits or restricts where RESTAT may conduct the Business or the type or line of business in which RESTAT may engage, (B) grants any exclusive or preferential rights to provide, sell or distribute any of RESTAT’s services, (C) grants “most favored nation” status to any other Person, (D) contains “requirements” provisions or other provisions obligating RESTAT to purchase or obtain a minimum or specified amount of any product or service from any Person or (E) contains minimum sales or volume provisions obligating RESTAT which involves the expected payment of $100,000 or more in the current calendar year or any subsequent year;
(xxii)    any Contract for the purchase or sale of real property;
(xxiii)    any Contract relating to the acquisition, transfer, development or sharing of any technology or Intellectual Property (including any joint development agreement, technical collaboration agreement or similar agreement entered into by RESTAT);
(xxiv)    any Contract entered into in the past three (3) years involving any resolution or settlement of any actual or threatened Litigation with a settlement cost of greater than $200,000 or which imposes material continuing obligations on RESTAT; and
(xxv)    any Contract not made in the ordinary course which (A) involves the expected payment by or to RESTAT of more than $50,000, (B) provides for any material performance obligation by RESTAT, or (C) is otherwise material to RESTAT or the Business.
Except as set forth in Schedule 2.9(a), each of the Material Contracts is in full force and effect as of the date hereof and is binding and enforceable (except that no representation or warranty is made concerning the enforceability of any indemnity provision purporting to indemnify any party to any such Material Contract against its own negligent, reckless or intentional actions or omissions, or any provision purporting to restrict or limit competition or competitive activities) against RESTAT and, to Dohmen’s Knowledge, the other party thereto, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and other Laws affecting creditors generally and by general principles of equity (whether in a proceeding at Law or in equity). Except as set forth in Schedule 2.9(a), (i) RESTAT is and has been in compliance in all material respects with, and not in material breach or material default under, any such Material Contract, other than any such noncompliance or breach which, individually or in the aggregate, does not and will not have an adverse effect on the Business in any material respect and (ii) to Dohmen’s Knowledge, each other party to such Material Contract is and has been in compliance in all material respects therewith and not in material breach or material default thereof, other than any such noncompliance which, individually or in the aggregate, does not and will not have an adverse effect on the Business in any material respect. Except as set forth in Schedule 2.9(a), (x) RESTAT has not since January 1, 2010 received any notice in writing asserting a default or breach by RESTAT or Dohmen, as the case may be, under any existing Material Contract, which default or breach has not been remedied, cured or otherwise satisfied and (y) to Dohmen’s Knowledge, has not received any other communication asserting any such default or breach. True and complete copies of each Material Contract have been delivered or otherwise made available to Buyer, except as set forth on Schedule 2.9(a). Schedule 2.9(a) provides an accurate and complete description of the material terms, including all payment terms, of each Material Contract that is not in written form.

(b)    Bank Accounts. Schedule 2.9(b) lists the name of each bank or thrift institution, or commodities or securities firm, in which RESTAT has an account or safe deposit box, the numbers of each such account or box, and the names of all Persons having power to borrow, discount debt obligations, cash or draw checks, enter boxes, sell or buy securities, or otherwise act on behalf of RESTAT in any dealings with such banks or thrift institution, commodities or securities firm.
2.10    Litigation.     Except as set forth in Schedule 2.10, there is no, and in the case of any qui tam Litigation, since January 1, 2008, and, in the case of any other Litigation, since January 1, 2010, there has not been any, pending or, to Dohmen’s Knowledge, threatened Litigation by or before any court or other Governmental Authority: (a) by, against or involving RESTAT, or Dohmen with respect to the Business, or, to Dohmen’s Knowledge, any of their officers, directors or employees, in their respective capacity, (i) threatening damages in excess of $50,000 or any form of equitable or injunctive relief against RESTAT or the Business, (ii) by or before the U.S. Department of Justice, U.S. Department of Health and Human Services, Centers for Medicare and Medicaid Services, Food and Drug Administration, Drug Enforcement Agency, any state Attorney General, any state Medicaid agency, any state pharmacy board, or any other federal or state Governmental Authority for the purpose of evaluating any alleged improper activity of or with respect to RESTAT or the Business, or (iii) relating to any Order or Permit from a Governmental Authority held by RESTAT or to which RESTAT or the Business is subject; (b) that challenges, or seeks to restrain, delay or enjoin the consummation of the transactions contemplated by this Agreement; or (c) that relates to the ownership of any limited liability company interests or other securities of RESTAT, or any option or other right to the limited liability company interests or other securities of RESTAT, or right to receive consideration as a result of this Agreement.
2.11    Compliance with Orders or Laws.
(a)    General. Except as set forth in Schedule 2.11, neither RESTAT nor Dohmen, with respect to the Business, is the subject of or bound by any Order. Except as set forth in Schedule 2.10 or as set forth in Schedule 2.11, RESTAT and, to Dohmen’s Knowledge, each of its officers, directors and employees, in their respective capacity, are and have been in compliance in all material respects with all Orders and Laws applicable to it or by which its or their respective assets or properties are bound, other than such noncompliance which, individually or in the aggregate, does not and will not have an adverse effect on the Business in any material respect. Except as set forth in Schedule 2.10 or Schedule 2.11 and since January 1, 2010, no Person has asserted in writing that RESTAT has violated or failed to comply in any material respect with any term or requirement of any Order or any Law.
(b)    Regulatory Matters. Except as set forth in Schedule 2.11, all Contracts and other financial arrangements and relationships entered into by RESTAT with respect to the Business, with customers, vendors, pharmacy providers, brokers, distributors, pharmaceutical manufacturers, Third Party payors, Third Party payment aggregators, employees, and contractors are and have been in compliance in all material respects with all applicable Orders and Laws, other than such noncompliance which, individually or in the aggregate, does not and will not have an adverse effect on the Business in any material respect. RESTAT has not disclosed “protected health information” (as defined under the Health Insurance Portability and Accountability Act of 1996,

the Health Information Technology for Economic and Clinical Health Act, and the regulations implemented thereunder) or “nonpublic personal health information,” as defined in state insurance laws or regulations, to any Third Party, other than in compliance in all material respects with such Laws.
(c)    Exclusion from Eligibility. Without limiting the generality of Section 2.11(a), neither RESTAT nor, to Dohmen’s Knowledge, RESTAT’s officers, directors, managing employees, agents or persons with direct or indirect ownership interests in RESTAT (as those terms are used in 42 C.F.R. § 1001.1001):
(i)    has had a civil monetary penalty assessed against it under section 1128A of the Social Security Act (“SSA”) or any regulations promulgated thereunder, or violated the Federal False Claims Act (31 U.S.C. § 3729 et seq.), the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b et seq.), the Exclusion Legal Requirements (42 U.S.C. § 1320a-7), the Health Insurance Portability and Accountability Act of 1996 and the Health Information Technology for Economic and Clinical Health Act (18 U.S.C. § 1347), the False Statements Relating to Health Care Matters (18 U.S.C. § 1035), or the implementing regulations of such laws, as amended from time to time;
(ii)    has been excluded, suspended, or debarred by the Office of Inspector General for the Department of Health and Human Services or the General Services Administration from participation under the Medicare or Medicaid program or any other federal health care program (as defined in SSA section 1128B(f)) or a state health care program (as defined in SSA section 1128(h)) or any regulations promulgated thereunder nor to Dohmen’s Knowledge, are any of the foregoing Persons aware of any pending or threatened investigation or government action that may lead to such an exclusion, suspension, or debarment;
(iii)    has been convicted of any criminal offense relating to the delivery of an item or service under Medicare, Medicaid, any other federal health care program or state health care program or relating to the unlawful manufacture, distribution, prescription or dispensing of a controlled substance (as defined in 42 C.F.R. § 1001.2);
(iv)    has failed to comply with the requirements of Section 340B of the Public Health Services Act, as amended;
(v)    has been convicted, charged or, to Dohmen’s Knowledge, investigated for, or is being investigated for (A) criminal offenses relating to the delivery of an item or service to any Third Party payor, federal healthcare program (as such term is defined at 42 U.S.C. § 1320a–7b(f)) or state healthcare program; (B) criminal offenses under any Laws relating to patient neglect or abuse in connection with the delivery of a healthcare item or service; or (C) violation of any Law relating to the interference with or obstruction of any investigation into any criminal offense of any Law;
(vi)    has arranged or contracted with any Person that is suspended, excluded, or debarred form participation in, or otherwise ineligible to participate in, a

Medicare, Medicaid, or any other federal or state health care program or other federal program;
(vii)    (A) is a party to a Corporate Integrity Agreement with the U.S. Department of Health and Human Services Office of Inspector General, (B) has any reporting obligations pursuant to any settlement, deferred prosecution or any other agreement entered into with any Governmental Authority or any other Person, (C) has made any filings pursuant to the U.S. Department of Health and Human Services Office of Inspector General’s Provider Self-Disclosure Protocol, (D) has voluntarily disclosed any violations of Laws to any Governmental Authority, (E) has been the defendant in any qui tam or federal False Claims Act (31 U.S.C. §§ 3729 et seq.) Litigation or any corresponding state Law, or (F) has been excluded from participating in any federal or state healthcare program or private Third Party healthcare program in which the individual or RESTAT participates;
(viii)    has received any written notice of denial of payment or overpayment from a federal healthcare program with respect to items or services provided by RESTAT or the Business, and RESTAT has not received written notice from a federal healthcare program of any pending or threatened claims, proceedings, investigations, audits or surveys specifically with respect to, or arising directly out of, items or services provided by the Business, and no such investigation, audit or survey is pending, or to Dohmen’s Knowledge, threatened. All billing by, or on behalf of, RESTAT to federal healthcare programs and insurance companies, has been true and correct in all material respects; or
(ix)    is a party to or the subject of any Litigation concerning any of the matters described above in clauses (b)(i) through (b)(viii).
(d)    Pharmacists. To Dohmen’s Knowledge, no licensed practicing pharmacist, licensed pharmacy technician, licensed nurse or any other licensed clinician or other licensed personnel employed by RESTAT or Dohmen has been the subject of a lawsuit, complaint, investigation or other action for malpractice while providing services to RESTAT, the Business or their customers.
(e)    Illegal Activity. Neither RESTAT, Dohmen, with respect to the Business, nor, to Dohmen’s Knowledge, any of their respective officers, directors or agents has made any unlawful payments to any Person with respect to the Business.
2.12    Environmental Compliance.
(a)    Compliance. RESTAT is and has been in compliance in all material respects with all Environmental Laws relating to the Leased Real Property or any other real property previously owned or operated by RESTAT. RESTAT has obtained and possesses, and has possessed, all Permits which are necessary or required under Environmental Laws in connection with the operation of the Leased Real Property and the Business conducted thereat; and RESTAT is and has been in compliance in all material respects with such Permits. Neither RESTAT nor Dohmen, with respect to the Business, has received any written notice or other communication, whether from a Governmental Authority, citizens group, employee or any other Person, that alleges that RESTAT or Dohmen, with respect to the Business, has been or is not in compliance with any Environmental Law.
(b)    Claims for Remediation. Since January 1, 2010, neither RESTAT nor Dohmen, with respect to the Business, has received any Environmental Claim from any Governmental Authority or any other Person, or other written demand to undertake or contribute to the costs of investigating, restoring, repairing, cleaning up or otherwise remediating (i) Leased Real Property or (ii) any other real property owned or operated by RESTAT or Dohmen, with respect to the Business, where Environmental Materials generated by RESTAT or Dohmen, with respect to the Business, were sent for treatment or disposal, in either case other than any Environmental Claim which has been remedied or obtained case closure from the appropriate Governmental Authority.
(c)    No Releases. Neither RESTAT nor Dohmen, with respect to the Business, has disposed of, spilled, discharged, released or exposed any Person to any Environmental Materials in violation in any material respect of Environmental Laws, on, at, in or under any Leased Real Property or any other real property previously owned or operated by RESTAT or Dohmen, with respect to the Business, other than any which has been remedied or obtained case closure from the appropriate Governmental Authority.
2.13    Taxes.     Except as set forth in Schedule 2.13:
(a)    General. Each of Dohmen and RESTAT has timely filed all income Tax Returns and all other material Tax Returns required to be filed by it (taking into account all applicable extensions to file any such Tax Returns). All such Tax Returns are true and complete and disclose all Taxes required to be paid by or with respect to Dohmen, to the extent RESTAT is or may become liable therefor, and RESTAT for the periods covered thereby. All Taxes due and owing by RESTAT or Dohmen (to the extent RESTAT is or may become liable therefor), whether or not shown on any Tax Return, have been paid. Neither RESTAT nor Dohmen, to the extent RESTAT is or may become liable therefor, is currently the beneficiary of any extension of time within which to file any Tax Return. Neither RESTAT nor Dohmen has, since January 1, 2010, received written notice by a Governmental Authority in a jurisdiction where RESTAT or Dohmen, as the case may be, has never filed Tax Returns asserting that RESTAT or Dohmen (to the extent RESTAT is or may become liable therefor) is or may be subject to taxation by that jurisdiction. There are no Tax rulings, requests for rulings, or closing agreements entered into by RESTAT or Dohmen relating to Taxes that reasonably could be expected to affect RESTAT’s liability for Taxes for any taxable period ending after the Closing Date.
(b)    Withholdings. Each of RESTAT and Dohmen (to the extent RESTAT is or may become liable therefor) has withheld and paid to the appropriate Governmental Authority all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, member, or other Third Party.
(c)    Audits. No Tax audits or administrative or judicial Tax proceedings are pending or, to Dohmen’s Knowledge, threatened in writing with respect to RESTAT or Dohmen (to the extent that RESTAT is or may become liable therefor). Neither RESTAT nor Dohmen has received in writing from any Governmental Authority any (i) notice indicating an intent to open an audit or other review with respect to Taxes for which RESTAT is or may become liable, (ii) request for information related to Taxes for which RESTAT is or may become liable, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by such Governmental Authority with respect to which RESTAT is or may become liable. All deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in the first sentence of Section 2.13(a) have been paid in full or otherwise finally resolved. There are no liens for Taxes upon the assets of RESTAT except liens relating to current Taxes not yet due.
(d)    Examined Returns. No material Tax Returns required to be filed by or with respect to RESTAT or Dohmen (to the extent RESTAT is or may become liable therefor) for Tax periods beginning after the year ended December 31, 2008 have been examined. None of RESTAT or Dohmen has waived any statute of limitations in respect of Taxes for which RESTAT is or may become liable or agreed to any extension of time with respect to a Tax assessment or deficiency with respect to which RESTAT is or may become liable, which waiver or extension is currently in effect, and no request for such a waiver or extension is outstanding.
(e)    Dohmen’s and RESTAT’s Tax Status. Dohmen has been a validly electing S corporation for federal and state (where applicable) income Tax purposes within the meaning of Code Sections 1361 and 1366 and corresponding provisions of state Law since January 1, 2007. At all times since its formation, RESTAT has been properly disregarded as an entity separate from its owner for federal and state income Tax purposes pursuant to Treasury Regulations § 301.7701-3(b)(ii) and corresponding provisions of state income Tax law. At no time since its formation has RESTAT (or any direct or indirect predecessor of RESTAT, other than Dohmen) been treated for any federal or state income Tax purposes as an association or other entity (or publicly traded partnership) taxable as a corporation. At all times since its formation, all of the limited liability company interests of RESTAT have been beneficially owned by Dohmen. Neither Dohmen nor RESTAT has any liability for Taxes of another Person pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local, or other law), for which RESTAT is or may become liable, as transferee or successor or otherwise.
(f)    Tax Sharing Agreements. RESTAT will not have any Liability under any Tax Sharing Arrangement or Tax indemnity arrangement on or after the Closing Date.
(g)    No Unpaid Taxes. The unpaid Taxes of RESTAT (i) did not, as of the Latest Balance Sheet Date, exceed the Taxes reflected as a Liability or reserve for Tax Liabilities (rather than any Liability or reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet (rather than in any notes thereto), and (ii) will not, as of the close of business on the day immediately preceding the Closing Date, exceed the Taxes reflected as a Liability or reserve for Tax Liabilities (rather than any Liability or reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Closing Date Balance Sheet.
(h)    Reportable Transactions. Neither Dohmen nor RESTAT has entered into any “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(2).
(i)    FIRPTA. No transaction contemplated by this Agreement is subject to withholding under Section 1445 of the Code (relating to “FIRPTA”).

(j)    Powers of Attorney. Any powers of attorney granted by RESTAT (or Dohmen in respect of RESTAT) prior to the Closing relating to Taxes will terminate and be of no effect following the Closing.
2.14    Employee Benefit Plans.
(a)    General. Schedule 2.14(a) sets forth a complete and accurate list of each Plan covering or providing benefits to any Business Employee (or the dependents or beneficiaries of any such Business Employees) (all of the foregoing being herein called “RESTAT Plans”) and Schedule 5.4(e) sets forth a complete and accurate schedule of the maximum bonus opportunity for each Business Employee listed on Schedule 5.4(e) under all of RESTAT’S 2013 bonus programs, other than any bonuses paid by Dohmen to such Business Employees pursuant to Item 1(ii) of Schedule 4.1. True and complete copies of the following with respect to each RESTAT Plan have been delivered or otherwise made available to Buyer: (i) all documents setting forth the terms of each RESTAT Plan, including any amendments thereto and related trust documents (or, in the case of any unwritten RESTAT Plan, descriptions thereof); (ii) the annual reports (Form 5500 series) and accompanying schedules, if any, with respect to each RESTAT Plan (if any such report was required to be filed with the IRS) for the last three complete fiscal years; (iii) the most recent summary plan description together with the summaries of material modifications thereto, if any, with respect to each RESTAT Plan; (iv) all currently effective IRS rulings or determination letters relating to any RESTAT Plan; (v) all written materials provided to any Business Employee relating to any RESTAT Plan and any proposed RESTAT Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any Liability to RESTAT; (vi) all correspondence since January 1, 2010 to or from any Governmental Authority relating to any RESTAT Plan; and (viii) all insurance policies pertaining to fiduciary liability insurance covering the fiduciaries for each RESTAT Plan.
(b)    Administration. Each RESTAT Plan (and each related trust, insurance contract, or fund) has been administered in all material respects in accordance with its terms. All of the RESTAT Plans (and each related trust, insurance contract, or fund) are and have been in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws. All reports, returns and similar documents with respect to the RESTAT Plans required to be filed with any Governmental Authority or distributed to any RESTAT Plan participant have been duly filed or distributed. There are no investigations by any Governmental Authority, termination proceedings or other claims (except any claim for benefits payable in the normal operation of the RESTAT Plans) or Litigation pending or, to Dohmen’s Knowledge, threatened, with respect to any RESTAT Plan.
(c)    Contributions; Funding. All contributions to, and payments from, the RESTAT Plans that have been required to be made in accordance with the RESTAT Plans and applicable Law have been timely made. Each RESTAT Plan that is an employee welfare benefit plan either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code, or (ii) is unfunded.
(d)    Compliance. All the RESTAT Plans comply, in all material respects, with the applicable provisions of the Code and ERISA and all applicable regulations duly promulgated under either the Code or ERISA. Each RESTAT Plan that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA and that is intended to qualify under Section 401(a) of the Code (a “Qualified Plan”) is either (i) an individually designed plan that has received a determination letter from the IRS to the effect that such Qualified Plan is currently qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and such determination letter has not been revoked or (ii) is a prototype plan that has received an approval letter from the IRS with respect to the prototype plan’s qualification under Section 401(a) of the Code and such approval letter has not been revoked.
(e)    Prohibited Transactions; Other Plan Liabilities. No “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred involving the assets of any RESTAT Plan that would reasonably be expected to subject RESTAT, any Business Employee or a trustee, administrator or other fiduciary of any trusts created under any RESTAT Plan, to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions and penalties imposed on prohibited transactions under Title I of ERISA. Neither Dohmen or RESTAT, nor any of the trustees, administrators or other fiduciaries of any RESTAT Plan, has engaged in any transaction or acted or failed to act in a manner which would subject Dohmen or RESTAT, or any RESTAT Plan, to any material tax, penalty or other Liability under ERISA or any other applicable Law, whether by way of indemnity or otherwise. No RESTAT Plan or related trust has any material Liability, including Liabilities for Taxes, other than for routine payments to be made in due course to participants, investment managers, trustees and beneficiaries.
(f)    Certain Matters. Except as provided in Schedule 2.14(f) hereof, the execution and performance of the transactions contemplated by this Agreement will not constitute an event under any RESTAT Plan that will result in any payment (whether of severance pay or otherwise), acceleration, vesting, funding, delivery, or increase in any payments or benefits with respect to any current or former Business Employee, officer or director of RESTAT. Without limiting the generality of the foregoing, no amount paid or payable to a Business Employee (whether in cash, in property, or in the form of benefits) by Dohmen or any of its Affiliates in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(g)    Post-Retirement Benefits. No RESTAT Plan provides benefits, including death, disability, or medical benefits (whether or not insured), with respect to Business Employees beyond their retirement or other termination of service other than: (i) coverage mandated by applicable Law; (ii) death benefits or retirement benefits under any “employee pension benefit plan”, as that term is defined in Section 3(2) of ERISA; or (iii) benefits, the full cost of which is borne by the Business Employee (or his or her beneficiary).
(h)    COBRA. Each RESTAT Plan which is a “group health plan” within the meaning of Section 5000(b)(1) of the Code (a “Group Health Plan”) is and has been administered in compliance in all material respects with the continuation coverage requirements initially enacted as part of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and as formerly provided under Section 162(k) of the Code and as currently provided under Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA, and any regulations promulgated under either the Code or ERISA with respect to those requirements and with the privacy regulations issued by the U.S. Department of Health and Human Services at 45 C.F.R. Parts 160 and 164.
(i)    Multiemployer Pension Plans. None of the Plans is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Pension Plan”). Neither Dohmen nor any ERISA Affiliate has ever contributed to, or been obligated to contribute to, any Multiemployer Pension Plan on behalf of any Business Employees. Neither Dohmen nor any ERISA Affiliate has contributed to or been obligated to contribute to any Multiemployer Pension Plan for at least six (6) years prior to the Closing Date. Neither Dohmen nor any ERISA Affiliate has or potentially has any Controlled Group Liability to any Multiemployer Pension Plan, including but not limited to any Liability arising under Sections 4204(a) or 4212(c) of ERISA.
(j)    Defined Benefit Pension Plan; PBGC. None of the Plans is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, except for the Retirement Plan for Office Time Clock Employees of Northwestern Drug Company (the “NDC Retirement Plan”) which is not and has never been a RESTAT Plan. With respect to the NDC Retirement Plan, (i) the applicable minimum funding standards of Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived, are satisfied and the NDC Retirement Plan is not currently, and is not reasonably expected to be, in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (ii) neither Dohmen, RESTAT nor any of their respective ERISA Affiliates has incurred any outstanding Liability to the Pension Benefit Guaranty Corporation other than Liabilities for premiums; and (iii) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate the NDC Retirement Plan and no condition exists that presents a risk that such proceedings will be instituted or that would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee or administrator under, the NDC Retirement Plan. Neither the Buyer nor any Affiliate thereof will assume or be responsible for any Liabilities arising under or with respect to the NDC Retirement Plan. There does not now exist, nor do any circumstances exist that reasonably would be expected to result in, any Controlled Group Liability that would be a material Liability of Dohmen, RESTAT or any of their ERISA Affiliates following the Closing for which Dohmen is not obligated to indemnify pursuant to Section 8.2(a)(vi) hereof. Without limiting the generality of the foregoing, neither Dohmen, RESTAT nor any of their ERISA Affiliates has engaged in any transaction described in Section 4069 of ERISA.
2.15    Employee Relationships.
(a)    Employment Agreements. Except as set forth in Schedule 2.9(a) or Schedule 2.15(a), no Person is a party to any Contract with RESTAT which provides for the employment of such Person (other than any Contract terminable “at will”) or which provides for payment by RESTAT of severance, deferred, retention or incentive (other than routine annual incentive bonus arrangements incurred in the ordinary course of business consistent with past practice) compensation (“Employment Agreements”).
(b)    Change in Control and Stay Bonus Agreements. Except as set forth in Schedule 2.9(a) or Schedule 2.15(b), no Person is a party to any employment or other Contract with RESTAT that entitles him or her to compensation or other consideration (i) as a result of the consummation of the transactions contemplated by this Agreement or any other change in control of RESTAT, (ii) as a result of such Person remaining in the employ of RESTAT through the date of the consummation of the transactions contemplated by this Agreement or for a specified period of time following the consummation of the transactions contemplated by this Agreement or (iii) as a result of the consummation of the transactions contemplated by this Agreement or any other change in control transactions of RESTAT coupled with the attainment of any RESTAT performance criteria (“Change in Control/Stay Bonus Agreements”). For the avoidance of doubt, none of the Contracts listed on Schedule 2.15(a), other than the three (3) Executive Retention Agreements with Messrs. Helvick, Bergan and Conrad listed on Schedule 2.15(b), shall be deemed a “Change in Control/Stay Bonus Agreement.”
(c)    No Unions. No labor organization has represented or currently represents any Business Employees for purposes of collective bargaining. Dohmen has no Knowledge of any Person currently seeking the support of any of the Business Employees to designate a collective bargaining representative for any group of Business Employees. There is no current or, to Dohmen’s Knowledge, threatened labor strike, dispute, slow-down or work stoppage against or involving RESTAT.
(d)    Compliance with Employment Laws. RESTAT (i) is and has been in compliance in all material respects with all applicable Laws that relate to employment, equal employment opportunity (including Laws prohibiting employment discrimination, harassment or retaliation), wages, hours, leaves, workers’ compensation, disability, occupational safety and health, immigration, collective bargaining, other employment terms and conditions and plant closings and layoffs (including the WARN Act and similar state and local Laws), other than any such noncompliance which, individually or in the aggregate, does not and will not have an adverse effect on the Business in any material respect, and (ii) is not liable for any arrears of wages, other compensation or any Taxes or penalties for failure to comply with any of the foregoing.
2.16    Events Subsequent to Latest Balance Sheet Date.     Except (a) as set forth in Schedule 2.16, (b) for the transactions contemplated by this Agreement and Related Agreements, and (c) for solicitations to and negotiations with other prospective acquirors of RESTAT, since the Latest Balance Sheet Date, RESTAT has conducted its business in the ordinary course consistent with past practice and there has not been:
(i)    any Material Adverse Effect on RESTAT or the Business;
(ii)    any material damage, destruction, loss or claim to the Membership Interests or any tangible asset or property of RESTAT, whether or not covered by insurance; and
(iii)    any action taken (or omitted to be taken) by RESTAT which, if such action were taken following the date hereof, would require the consent of Buyer or otherwise would violate any of the provisions of Sections 4.1(a)-(z).
2.17    Brokers.     Except for Leerink Swann LLC, the fees and expenses of which will be paid by Dohmen, neither Dohmen nor RESTAT has incurred, or made commitments for, any brokers’, finders’ or similar fee or commission in connection with the transactions contemplated by this Agreement.

2.18    Insurance.     Schedule 2.18 contains a list and brief description (including name of the policy holder, nature of coverage, limits, deductibles, premiums and the loss experience for 2012 and the first quarter of 2013 with respect to each type of coverage) of all policies of insurance maintained with respect to the Business on the date hereof or otherwise owned or held by or in the name of RESTAT or Dohmen, with respect to the Business, other than workers’ compensation policies, stop-loss/excess policies or any insurance policies related to any Plan. Except as set forth in Schedule 2.18, each of such policies is valid, binding and in full force and effect, and all premiums due thereunder have been paid. RESTAT or Dohmen, as the case may be, has complied in all material respects with each such insurance policy, is not in breach under any such insurance policy and has not failed to give any notice or present any claim thereunder relating to the Business in a due and timely manner. Except as set forth in Schedule 2.18, there is no claim pending under any such insurance policy as to which coverage has been questioned, denied or disputed by the underwriter of such insurance policy. No written notice of cancellation or non-renewal or breach of any insurance policy listed on Schedule 2.18 has been received by RESTAT or Dohmen (with respect to the Business) since January 1, 2010. All such policies or comparable insurance policies will be kept in full force and effect through the Closing Date.
2.19    Permits.
(a)    General. RESTAT possesses, and has possessed, all Permits from Governmental Authorities and any other regulatory authorizations from any Governmental Authorities which are necessary to entitle it to own, lease and operate its properties and assets and to carry on the Business as currently conducted, except as described on Schedule 2.19(a). Schedule 2.19(a) sets forth a list and brief description (including dates of expiration) of all Permits held by RESTAT or Dohmen, with respect to the Business. RESTAT does not possess any accreditations or authorizations from any professional accreditation organization, professional standard setting organization or similar Third Party.
(b)    No Breach. RESTAT has fulfilled and performed its obligations under each of the Permits listed on Schedule 2.19(a), and is not in breach or violation in any material respect thereof. No written notice of cancellation of, revocation of, suspension of or default under any such Permit has been received by RESTAT or Dohmen (with respect to the Business) since January 1, 2010. Each of such Permits is valid, subsisting and in full force and effect (provided, however, that Dohmen makes no representation or warranty concerning the continued existence of validity of any Permit as a result of the change in control of RESTAT contemplated by this Agreement).
2.20    Related Parties.     Except as set forth in Schedule 2.20, since January 1, 2010, RESTAT has not purchased, leased, licensed or otherwise acquired any property or obtained any material services from, or sold, leased, licensed or otherwise disposed of any property or furnished any material services to, any Related Party, except (i) with respect to compensation for services rendered in the ordinary course of business consistent with past practice as a director, officer or employee; (ii) for routine inter-corporate services (such as legal, accounting, risk management, human resource and information technology services) in the ordinary course of business consistent with past practice; (iii) intercompany transfers of Cash between RESTAT and Dohmen (including those treated as intercompany loans); (iv) cancellation of intercompany loans and amounts receivable as has previously occurred and as contemplated by Section 4.6 hereof; and (v) the transfer of the Schoolhouse Property to Dohmen in April 2012. Except as set forth in Schedule 2.15(a), Schedule 2.15(b) or Schedule 2.20, RESTAT does not owe any amount to, have any amount due from or have any Contract or business relationship with or future commitment to, any Related Party (other than (i) for compensation for employment services not yet due and payable and reimbursement of employment-related expenses arising in the ordinary course of business consistent with past practice, (ii) for such intercompany amounts and transactions as shall be cancelled as provided in Section 4.6 hereof or (iii) as provided in the Transition Services Agreement). Schedule 2.20 contains a listing of the only Contracts, business relationships or commitments (other than the Transition Services Agreement) between RESTAT and a Related Party that will remain in place from and after the Closing Date or with respect to which RESTAT will have any ongoing obligations after the Closing Date. Except as set forth on Schedule 2.20, no Related Party (a) has, or since January 1, 2010 has had, any interest in any material asset used in or otherwise relating to the Business, other than Dohmen’s ownership of the Schoolhouse Property which is no longer used in the Business, (b) is, or since January 1, 2010 has been, indebted to Dohmen, with respect to the Business, or RESTAT (other than intercompany loans and amounts receivable by and between Dohmen and RESTAT of the types which will be cancelled as contemplated by Section 4.6 hereof), or (c) since January 1, 2010 has entered into, or has had any financial interest in, any Material Contract, transaction or business dealing or involving Dohmen, with respect to the Business, or RESTAT, other than Dohmen’s guaranty of the Lease described in Schedule 2.7(b), item (1), and Dohmen’s execution of indemnity agreements in support of the bonds described in Section 5.5 hereof.
2.21    Significant Customers, Pharmacy Providers, Vendors and Brokers/Distributors.     Schedule 2.21 is a true, correct and complete list of the Business’ (i) top twenty-five (25) customers by gross profit, (ii) top ten (10) pharmacy providers by the number of claims paid, (iii) top five (5) vendors by dollar volume of purchases or other payments made and (iv) top five (5) brokers or distributors by commissions paid to each, in each case during each of the years ended December 31, 2012 and the six (6) months ended June 30, 2013. Except as set forth on Schedule 2.21, RESTAT has not received any written notice of actual or threatened termination, cancellation or material limitation of, or material adverse modification in, the business relationship of RESTAT or the Business with any customer or group of customers listed in item 2 of Schedule 2.9(a) or Schedule 2.21, or with any pharmacy provider or group of pharmacy providers listed in item 1 of Schedule 2.9(a) or Schedule 2.21, or with any vendor or group of vendors listed in Schedule 2.21, or with any broker or distributor or group of brokers or distributors listed in Schedule 2.21, and, to Dohmen’s Knowledge (but, for purposes of this sentence with respect to (x) customers 1-10 listed in Schedule 2.21 only, “Dohmen’s Knowledge” shall require such Persons to conduct a reasonable investigation or inquiry, and (y) customers 11-25 listed in Schedule 2.21 only, “Dohmen’s Knowledge” shall mean actual knowledge of such Persons without any duty or obligation of investigation or inquiry), has received no other communication threatening any such action.
2.22    Accounts Receivable.     All trade receivables, rebates receivables and unbilled and other accounts receivable of RESTAT or the Business have arisen from bona fide transactions by RESTAT or the Business in the ordinary course of the Business.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants as follows to Dohmen:
3.1    Organization and Qualification.     Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas. Buyer has the limited liability company power to own its properties and to carry on its business as now being conducted.
3.2    Contemplated Transactions; General Compliance.
(f)    Enforceability; Authority. The board of directors of Buyer has approved and adopted this Agreement in accordance with the applicable Laws of the state of Buyer’s organization. The board of directors of Buyer has approved and adopted the Related Agreements to be entered into by Buyer as contemplated hereby. This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery of this Agreement by Dohmen, this Agreement constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other Laws affecting creditors generally and by general principles of equity (whether in a proceeding at Law or in equity). Each Related Agreement executed by Buyer as of the date hereof has been, and each Related Agreement to be executed by Buyer will be upon execution, duly executed and delivered by Buyer, and assuming the due authorization, execution and delivery of each such Related Agreement by Dohmen, each such Related Agreement is, or upon execution and delivery by Buyer will be, the valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other Laws affecting creditors generally and by general principles of equity (whether in a proceeding at Law or in equity). Buyer has all requisite limited liability company power and authority to execute and deliver this Agreement and the applicable Related Agreements to which it is a party and to perform its obligations hereunder and thereunder. The execution and delivery by Buyer of this Agreement and the applicable Related Agreements to which it is a party, and the consummation by Buyer of the transactions contemplated hereby and thereby, have been duly authorized by all necessary limited liability company action on the part of Buyer, its sole member and board of directors.
(g)    No Conflict. The execution and delivery of this Agreement by Buyer do not, and the execution and delivery by Buyer of the Related Agreements to which Buyer is a party (when executed) and the consummation by Buyer of the transactions contemplated hereby and thereby will not: (i) conflict with or violate any provisions of the certificate of formation or limited liability company agreement of Buyer; (ii) result in a violation or breach of, or default under (with or without notice or lapse of time or both), or give to any Third Party any right to terminate or cancel or accelerate any obligation on the part of Buyer under, or result in the creation of any Encumbrance on any property or asset of, or loss of any right of Buyer pursuant to, any Permit or Contract to which Buyer is a party or by which it or any of its assets or properties is bound; or (iii) conflict with or violate any Law or Order applicable to Buyer.
(h)    Consents. Buyer is not required pursuant to any Contract, Order or Law to give any notice to, make any filing or registration with or obtain any consent, approval or authorization from any Person (including any Governmental Authority) in connection with Buyer’s execution and delivery of this Agreement or any Related Agreement or the consummation or performance by Buyer of any of the transactions contemplated by this Agreement or any such Related Agreement, other than under the HSR Act and the expiration or early termination of the applicable waiting period thereunder.
3.3    Investment Representation. Buyer is acquiring the Membership Interests for its own account and not with a view to or for sale in connection with any distribution within the meaning of the applicable federal securities Laws. Buyer is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. Buyer acknowledges that it is informed as to the risks of the transactions contemplated hereby and of its ownership of the Membership Interests, and further acknowledges that the Membership Interests have not been registered under the federal securities Laws or under any state or foreign securities Laws, and that the Membership Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transaction is pursuant to the terms of an effective registration statement under the Securities Act and are registered under any applicable state or foreign securities Laws or pursuant to an exemption from registration thereunder.
3.4    Brokers. Buyer has not incurred, or made commitments for, any brokers’, finders’ or similar fee or commission in connection with the transactions contemplated by this Agreement.
3.5    Financial Ability. Buyer has, and will have on the Closing Date, sufficient cash on hand from Buyer’s immediately available internal funds or available under a currently established committed credit facility or unutilized lines of credit with financial institutions to pay the Closing Purchase Price Estimate and Final Purchase Price as required by this Agreement.
3.6    No Litigation. There is no Litigation by or before any court or other Governmental Authority pending or, to Buyer’s knowledge, threatened against Buyer or its properties or businesses, which challenges, or seeks to restrict, delay or enjoin the consummation of the transactions contemplated by this Agreement.
3.7    No Additional Representations or Warranties.      Buyer acknowledges and agrees that neither Dohmen or any of its Affiliates nor any of their respective owners, managers, directors, officers, employees, agents or representatives has made any representation or warranty, expressed or implied, as to RESTAT, its Business, assets, liabilities, condition (financial or otherwise) or prospects, except as expressly set forth in this Agreement. Buyer acknowledges and agrees that, except in the case of any claim for fraud or intentional misrepresentation, neither Buyer nor any of its respective Affiliates has relied, and none of such Persons is relying, upon any statement, promise, warranty or representation made by Dohmen or its Affiliates or any of their respective owners directors, managers, officers, employees, agents or representatives (whether written or oral) not expressly contained in this Agreement. Buyer acknowledges and agrees that, in connection with Buyer’s investigation of RESTAT and the Business, Buyer and its Affiliates may have received from or on behalf of Dohmen or RESTAT or their respective Representatives certain estimates, budgets, forecasts, plans and financial projections, but that Dohmen and its Affiliates make no representation or warranty concerning the accuracy or completeness thereof, and, except in the case of any claim for fraud or intentional misrepresentation, Buyer is not relying thereon.

ARTICLE IV
COVENANTS OF DOHMEN
Dohmen covenants and agrees with Buyer as follows:
4.1    Conduct of Business Pending Closing.     During the period from the date of this Agreement to the Closing Date, except (i) as set forth in Schedule 4.1, (ii) to the extent otherwise required or permitted under this Agreement, (iii) to pay RESTAT Transaction Costs, or (iv) as consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Dohmen shall, and shall cause RESTAT to, use commercially reasonable efforts to carry on the Business until the Closing Date or earlier termination of this Agreement in the ordinary course consistent with past practice. Consistent with the foregoing, Dohmen shall, and shall cause RESTAT to, (i) take commercially reasonable efforts consistent with past practice to keep and maintain its tangible assets in operating condition and repair (ordinary wear, tear and obsolescence excepted) adequate for the conduct of the Business as currently conducted and (ii) use commercially reasonable efforts consistent with past practice to maintain its business organization intact, to keep available the services of its current officers and employees and to preserve its relationships and goodwill with customers, suppliers, licensors, business partners, employees and others having business relations with it. Without limiting the generality of the foregoing, and except (i) as set forth on Schedule 4.1, (ii) as otherwise required or permitted under this Agreement, or (iii) with the prior written approval of Buyer (which approval shall not unreasonably be withheld, conditioned or delayed), Dohmen shall not, and shall not permit RESTAT, during the period from the date hereof to the Closing Date to do any of the following:
(i)    Amend RESTAT’s articles of organization or the Operating Agreement;
(j)    Issue, deliver, sell, pledge, dispose of or encumber any RESTAT limited liability company interests, or any options, warrants, convertible or exchangeable securities or other rights of any kind to acquire or which are convertible into or exchangeable for any RESTAT limited liability company interests;
(k)    Declare, set aside, make or pay any distribution payable in RESTAT limited liability company interests, or in property with respect to any of the outstanding Membership Interests, except that nothing in this Section 4.1 shall preclude, prevent or otherwise restrict the cancellation of intercompany accounts or the payment of distributions permitted by Sections 4.6 and 4.7;
(l)    Reclassify, combine, split, subdivide any of RESTAT’s outstanding limited liability company interests or issue any securities in respect of, in lieu of or in substitution for its outstanding limited liability company interests, or redeem, purchase or otherwise acquire, directly or indirectly, any of RESTAT’s outstanding limited liability company interests;
(m)    Form any subsidiary or acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any Person or any securities, assets or properties of any Person, other than capital expenditures permitted by Section 4.1(t) hereof and minor amounts of personal property acquired for fair value in the ordinary course of business consistent with past practice;

(n)    (i) Incur any Indebtedness or issue any debt securities or assume, guarantee or endorse (other than endorsement for collection), or otherwise as an accommodation party become responsible for, the obligations of any Person, or make any loans, advances or capital contributions to, or investments in, any other Person, other than Indebtedness, loans, advances, capital contributions and investments between Dohmen and its Affiliates, on the one hand, and RESTAT, on the other hand, and advances to employees for routine business expenses in the ordinary course of business consistent with past practice or (ii) amend, supplement or otherwise modify any instrument or agreement evidencing Indebtedness except as permitted by Section 4.6;
(o)    Institute any increase under, enhance or accelerate any rights or benefits under or enter into, amend, terminate or adopt any RESTAT Plan, Employment Agreement or Change in Control/Stay Bonus Agreement, other than as required by any such RESTAT Plan or agreement or as required by applicable Laws;
(p)    Make any change in the amount of base salary, hourly rate of pay, bonus, commissions or other compensation (including as a result of a change in a compensation scheme, such as a commission scheme) of any of RESTAT’s officers or other Business Employees, other than (i) changes for Business Employees (other than RESTAT’s officers) made in the ordinary course of business consistent with past practice or (ii) changes required by any Contract or by applicable Laws;
(q)    Hire or otherwise engage any new officer or other employee at a base salary in excess of $100,000 per annum;
(r)    Enter into any agreement with, or otherwise grant any right to severance or termination pay to, any of RESTAT’S officers or other Business Employees;
(s)    Make any promises or representations to any employee regarding compensation or benefits to be provided by Buyer or RESTAT after Closing;
(t)    Adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization or alter the limited liability company structure of RESTAT or merge or consolidate with any Person;
(u)    Sell, lease (as lessor), sublease (as sublessor), transfer, or otherwise dispose of, or create any Encumbrance on, any of its assets or properties, other than (i) sales or other dispositions of inventory and minor amounts of personal property sold or otherwise disposed of for fair value in the ordinary course of business consistent with past practice, (ii) transfer of certain URLs and domain names (including content) to Dohmen as provided in Section 4.9, or (iii) Permitted Encumbrances;
(v)    (i) Cancel any debts owed to it, (ii) commence, pay, settle or dismiss any claim or Litigation seeking monetary damages (exceeding $50,000) or injunctive relief, or (iii) waive any material rights held by it, except in each case as permitted by Section 4.6;
(w)    (i) Intentionally accelerate or delay collection of any notes or accounts receivables in advance of their regular due date in the ordinary course of business consistent with past practice, (ii) intentionally delay or accelerate payment of any account payable or other Liability beyond its due date or the date when such Liability would have been paid in the ordinary course of business consistent with past practice or (iii) take any other action outside the ordinary course of business or inconsistent with past practice with the intent of avoiding a reduction in the Purchase Price based on the Closing Date Working Capital;
(x)    Make any change in the accounting procedures, methods, practices or policies applied in the preparation of the RESTAT Financial Statements (other than actions required to be taken by GAAP);
(y)    Make any change in the pricing policies, warranty policies, service policies, upgrade policies, personnel policies or other business policies, other than in the ordinary course of business consistent with past practice;
(z)    Prepare or file any RESTAT Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar RESTAT Tax Returns in prior periods, including any position, election or method inconsistent with the Intended Tax Treatment;
(aa)    Make or change any Tax election for RESTAT, amend any Tax Return of RESTAT or settle or compromise any material Tax Liability of RESTAT;
(bb)    Make any capital expenditures, capital additions or capital improvements that, when added to all other capital expenditures, capital additions or capital improvements during such period from the date of this Agreement to the Closing Date, exceeds $150,000;
(cc)    Enter into, amend in any material respect, terminate or waive performance of any material terms under, any Material Contract (or any Contract that would have been required to be listed as a Material Contract in Schedules 2.6(c), 2.7(b)¸ 2.8(c), 2.9(a) or 2.20 had such Contract been entered into prior to the date of this Agreement), other than entering into new customer Contracts in the ordinary course of business consistent with past practice.
(dd)    Dispose of or permit to lapse any rights to the use of any Intellectual Property, or dispose of or disclose to any Person other than representatives of Buyer any Trade Secret or other intangible Intellectual Property not theretofore a matter of public knowledge;
(ee)    Enter into Contract for the purchase or lease of real property or any option to extend a Lease;
(ff)    Enter into any collective bargaining agreement;
(gg)    Take any action that would cause Buyer to have any Liability or notice or other obligation under the WARN Act;
(hh)    Cancel any, or reduce the amount of, insurance coverage provided by existing insurance policies identified on Schedule 2.18 or agree or permit any such existing insurance policy to lapse; or

(ii)    Agree, authorize or commit to do any of the foregoing, or enter into any Contract to do any of the foregoing.
4.2    Access to Information. From the date of this Agreement and until the Closing Date, upon reasonable advance notice, Dohmen shall, and shall cause RESTAT to, afford the officers, accountants, counsel, financial advisors and other representatives of Buyer reasonable access, during normal business hours, to RESTAT’s properties, Contracts, books, financial and operating records (including Tax records, Tax Returns and accounting records), as Buyer may reasonably request, and during such period, Dohmen shall, and shall cause RESTAT to, furnish to Buyer all information available to RESTAT from existing records concerning the Business, properties and personnel of RESTAT as Buyer may reasonably request; provided, however, that Buyer shall not contact, directly or indirectly, any Business Employee (other than Mark Helvick or John Vaughan) or customer or provider of RESTAT specifically regarding RESTAT or the Business or the transactions contemplated by this Agreement or the Related Agreements, without the express prior written approval of Dohmen and provided that in exercising access rights under this Section 4.2, Buyer shall not be permitted to interfere unreasonably with the conduct of the Business. Dohmen and RESTAT shall only be required to provide such access and furnish such information to the extent that it would not violate applicable Laws or Contracts; provided, however, that Dohmen shall, and shall cause RESTAT to, use commercially reasonable efforts to obtain the consent of any Third Party under any such Contract to such disclosure or take such other actions as may be reasonably required to allow such access and information to be provided to Buyer. Buyer will treat any such information in accordance with the provisions of that certain Confidentiality Agreement, dated April 4, 2013 between Buyer and Dohmen (the “Confidentiality Agreement”).
4.3    Conditions to Closing. Upon the terms and subject to the conditions of this Agreement, Dohmen shall, and shall cause RESTAT to, use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things, in each case within Dohmen’s or RESTAT’s control, necessary or advisable to cause the conditions set forth in Section 7.1 to be satisfied and to consummate the transactions contemplated herein as promptly as reasonably practicable after the satisfaction thereof. Subject to the satisfaction of all other conditions at the Closing, Dohmen shall, and shall cause RESTAT to, execute and deliver (or cause to be executed and delivered) all agreements and documents relating to Dohmen or RESTAT and required to be executed or delivered by Dohmen to Buyer as set forth in Section 7.1.
4.4    Notification.     Dohmen will promptly give written notice to Buyer in writing of any event, occurrence, conditions or state of facts which first becomes Known to Dohmen after the date of this Agreement and prior to the Closing Date which, if existing or occurring and Known to Dohmen prior to the date of this Agreement, would have been required to be set forth in a Schedule hereto. No such notice shall be deemed to supplement or amend the Schedules in any respect for the purpose of: (a) determining the accuracy of any of the representations and warranties made by Dohmen in this Agreement; or (b) determining whether any of the conditions set forth in Article VII have been satisfied.
4.5    Governmental Approvals; Consents.
(e)    General. During the period from the date of this Agreement and until the Closing Date, Dohmen shall, and shall cause RESTAT to, use commercially reasonable efforts and cooperate with Buyer in attempting to obtain any consents and approvals of Governmental Authorities or Third Parties required to be obtained by Dohmen or RESTAT in order to permit the consummation of the transactions contemplated by this Agreement or to otherwise satisfy the conditions in Sections 7.1(d), 7.1(e) or 7.2(d). Notwithstanding the foregoing, Dohmen shall, and shall cause RESTAT to, use commercially reasonable efforts to cooperate with Buyer, but Buyer shall be primarily responsible for, filing all notifications with or obtaining necessary approvals or authorizations from Governmental Authorities with respect to any Permits which RESTAT (after the Closing) may require in order to conduct the Business without interruptions notwithstanding the change in control of RESTAT contemplated by this Agreement.
(f)    HSR. In addition to and without limiting the obligations of Dohmen pursuant to Section 4.5(a) hereof, as promptly as reasonably practicable after the date hereof and in no event more than five (5) business days after the date hereof, Dohmen shall file with the FTC and the Antitrust Division the notifications and other information and submissions required to be filed under the HSR Act or other antitrust Laws with respect to the transactions contemplated hereby. Dohmen agrees to make available to Buyer such information as Buyer may reasonably request relative to the Business, assets and property of Dohmen, its Affiliates and RESTAT as may be required by Buyer to file any additional information requested by the FTC or the Antitrust Division under the HSR Act or other antitrust Laws with respect to the notification filed by Buyer in connection with the transactions contemplated hereby. Dohmen shall use commercially reasonable efforts to promptly supply any additional information requested by the FTC, Antitrust Division or other Governmental Authority under the HSR Act or other antitrust Laws; promptly provide to Buyer copies of all material correspondence between it (or its advisors) and any such agency relating to this Agreement or any of the matters described in this Section 4.5(b); subject to applicable Laws, permit Buyer to review in advance any proposed correspondence to any such agency; and, use commercially reasonable efforts to obtain early termination or expiration of the applicable waiting period under the HSR Act as promptly as reasonably practicable after the date hereof without challenge by a Governmental Authority. Dohmen agrees that, except as Buyer may otherwise agree, all substantive telephonic calls and all meetings with such agencies regarding the transactions contemplated hereby or any of the matters described in this Section 4.5 shall include representatives of Buyer.
4.6    Intercompany Accounts and Related Party Agreements.     On or before the Closing Date, RESTAT shall, and shall cause Dohmen to: (a) cancel all intercompany loans or other accounts between RESTAT, on the one hand, and any Related Party, on the other hand; (b) terminate that certain Intercompany Loan Agreement, dated as of January 1, 2010, by and between Dohmen and RESTAT; and (c) take all actions necessary to terminate all rights and obligations under all other Contracts, business relationships or commitments between RESTAT, on the one hand, and any Related Party, on the other hand (together with the Intercompany Loan Agreement referenced in the immediately preceding clause (b), the “Related Party Agreements”), other than the Related Party Agreements expressly set forth in Schedule 2.20 as remaining in place from and after the Closing; it being the Parties’ mutual intent and expectation that, except as so provided in Schedule 2.20, all Related Party Agreements, including such intercompany accounts between RESTAT and Dohmen, will be eliminated such that none will exist for purposes of preparing the Closing Date Balance Sheet. Following the Closing Date, neither RESTAT and its Affiliates (including Buyer and its Affiliates), on the one hand, nor Dohmen and any other Related Party, on the other hand, shall have any obligation or Liability to the other with respect to any Related Party Agreement, other than pursuant to the Related Party Agreements set forth on Schedule 2.20 as remaining in place from and after the Closing. Dohmen shall consult on an ongoing basis with Buyer prior to Closing with respect to the transactions contemplated by this Section 4.6 and shall provide Buyer with a reasonable opportunity to review all documentation to be used with respect to such transactions.
4.7    Cash Distributions.     Subject to and in accordance with all applicable Laws, RESTAT may pay Cash distributions to Dohmen at any time or times prior to the Valuation Time so long as the source of such distributions is not from the proceeds of any Indebtedness from Third Parties incurred by RESTAT.
4.8    Certain Restricted Activities.
(a)    Noncompetition; Nonsolicitation. Conditioned upon the Closing and consummation of the transactions contemplated by this Agreement, for a period of five (5) years from the Closing Date (the “Restricted Period”), Dohmen shall not, and shall cause its Affiliates (each of Dohmen and each Affiliate of Dohmen following the Closing Date, a “Restricted Party”) not to (whether as principal, agent, independent contractor, employee, consultant, representative, investor, manager, security holder, partner or otherwise), directly or indirectly, do any of the following:
(i)    own, manage, operate, control, participate in or otherwise carry on or engage in a business competitive with the Business in the provision of pharmacy benefit management services to, on behalf of or for the benefit of any self-insured employer plan or program, managed healthcare program or plan (including HMO, PPO and other managed healthcare plans), workers’ compensation administrator, third-party administrator, discount card company, insurance company, Medicaid, Medicare, 340B or other healthcare plan or program of any Governmental Authority, exchange, cooperative or union or trust plan or program (whether or not (A) the Person described in this Section 4.8(a)(i) is a customer of RESTAT as of the Closing or (B) RESTAT made a formal, written presentation to it prior to the Closing) anywhere in the United States or any of its territories (it being understood by the Parties that the Business is not limited to any particular region of the United States or any of its territories and that the Business may be engaged in effectively from any location in the United States or any of its territories);
(ii)    solicit, divert, induce or attempt to induce any Person who is then, or during the 90-day period prior to the Closing Date was, an employee, agent, consultant or independent contractor of RESTAT or the Business (other than the employees listed on Schedule 4.8) to terminate his or her employment, agency, consulting or independent contractor relationship with RESTAT or the Business, or hire any such Person as an employee, consultant or independent contractor, unless such Person (A) has been terminated from employment by RESTAT or (B) has resigned employment with RESTAT at least nine (9) months prior to solicitation by a Restricted Party;
(iii)    intentionally take any action to cause any Person who is a customer of RESTAT as of the Closing to (A) terminate or cancel such Person’s customer relationship with RESTAT or (B) change the material terms of such Person’s customer relationship with RESTAT in a manner materially adverse to RESTAT (and, provided, that no publicity release announcing or describing the transactions contemplated hereby which is permitted to be made pursuant to this Agreement shall be construed as a violation of this Section 4.8(a)(iii)); or
(iv)    libel or slander RESTAT, the Business, Buyer or any of RESTAT’s or Buyer’s respective Affiliates in any manner that could reasonably be expected to be harmful to RESTAT, the Business, Buyer or any such Affiliate of RESTAT or Buyer.
(b)    Permitted Activities. For the avoidance of doubt, the Parties hereto expressly acknowledge and agree that nothing contained in Section 4.8(a)(i) or (iii) shall restrict Dohmen or any of its Affiliates from (i) distributing products for or on behalf of Life Science Companies, (ii) performing any type of services for or on behalf of Life Science Companies or (iii) performing data and claims analysis services. Furthermore, the Parties hereto expressly acknowledge and agree that none of the types of activities conducted by Dohmen or its Affiliates other than RESTAT as of the date of this Agreement is intended to be, or shall be construed as being, a type of activity which is within the scope of the activities described in Section 4.8(a)(i). “Life Science Companies” means innovators and manufacturers of pharmaceutical, diagnostic, biotech, advance therapy or medical device products.
(c)    Confidential Information. Dohmen acknowledges and agrees that all business relationships and goodwill of RESTAT constitute valuable proprietary rights and interests of RESTAT, and inure to the sole benefit of, and are the property of, RESTAT. Dohmen further acknowledges and agrees that upon its admittance as a member in RESTAT, it contributed to RESTAT all of its right, title and interest in and to the goodwill, business relationships, and other intangible assets related to the Business, and that such intangible assets now constitute valuable proprietary rights and interests of RESTAT, and inure to the sole benefit of, and are the property of, RESTAT. Dohmen acknowledges and agrees that it has acquired valuable knowledge of certain confidential information that constitutes the property of RESTAT solely and exclusively, and which, if lost or used by Dohmen outside the Business could cause irreparable and continuing injury to the Business for which there will be no adequate remedy at Law. Conditioned upon the Closing and consummation of the transactions contemplated hereby, during the Restricted Period, Dohmen shall, and shall cause each other Restricted Party to, retain in confidence and shall not disclose, communicate or divulge to any Person, or use for the benefit of any Person, any Confidential Information relating to the Business’s current operations. Dohmen further acknowledges and agrees that all Confidential Information to the extent relating to the operations of RESTAT or the Business made or received by Dohmen are the exclusive property of RESTAT. Confidential Information means proprietary information, whether oral, written, recorded magnetically or electronically or otherwise stored, which is possessed by or developed for RESTAT, which information is not reasonably ascertainable by RESTAT’s competitors or by the general public through lawful means, including proprietary data processing systems and software; corporate information, including contractual arrangements, plans, strategies, tactics, policies, technologies, inventions, know-how, and any Litigation or negotiations; marketing information and methods, pricing policies, fees, strategies, methods, vendors, customer lists, customer requirements, scripts, protocols or other customer information, targeted prospects, or market research data; financial information, including cost and performance data; operational and scientific information, technical information, and personnel information, including personnel lists, resumes, personnel data, terms of employment agreements and performance evaluations (collectively, “Confidential Information”). The restriction contained in the preceding sentence shall not apply to any Confidential Information to the extent that (a) such information is or hereafter becomes generally available to the public without a breach (directly or indirectly) by a Restricted Party of this Agreement, (b) disclosure is made to a Governmental Authority where it is necessary or appropriate to disclose such information to such Governmental Authority having jurisdiction over the Parties, or (c) disclosure is otherwise required by Law; provided, however that in the case of clauses (b) and (c), (i) Dohmen shall, and shall cause each other Restricted Party to, provide RESTAT with prompt notice of such requirement as well as a copy of the text of the proposed disclosure as far in advance of its disclosure as is reasonably practicable, and will in good faith consult with and consider the suggestions of RESTAT concerning the nature and scope of the information such Restricted Party proposes to disclose, (ii) Dohmen agrees, and shall cause each other Restricted Party to agree, to cooperate reasonably with and not to oppose any action by RESTAT to obtain a protective order or other appropriate remedy in order to limit such disclosure, in each case at RESTAT’s sole expense and (iii) in the event that no such protective order or other remedy is obtained, or in the event RESTAT waives compliance with the terms of this sentence, such Restricted Party may disclose only that part of the Confidential Information as it is advised by counsel in writing is legally required to be disclosed, and shall use its commercially reasonable efforts (at RESTAT’s sole expense) to ensure that all Confidential Information and other information that is so disclosed will be accorded confidential treatment.
(d)    Trade Secrets. Conditioned upon the Closing and consummation of the transactions contemplated hereby, Dohmen shall, and shall cause each other Restricted Party to, retain in confidence and not disclose, communicate or divulge to any Person, or use for the benefit of any Person any Trade Secrets of RESTAT so long as they remain Trade Secrets. For purposes hereof, the term “Trade Secrets” has the meaning ascribed thereto in the Wisconsin Uniform Trade Secrets Act.
(e)    Severability. Each of the covenants contained in Section 4.8(a) through and including 4.8(c) is independent and severable. If any such covenant shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other Sections or subsections of this Section 4.8, but this Section 4.8 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the Parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be unreasonable or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 4.8 to provide for a covenant having a reasonable and enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law. Accordingly, Buyer would be irreparably harmed by any breach of this Section 4.8 and there would be no adequate remedy at Law or in damages to compensate Buyer for any such breach. Without limiting any other available remedies, Dohmen agrees that Buyer shall be entitled to seek injunctive relief requiring specific performance of this Section 4.8 without bond, in addition to such further or other relief as may appertain at equity or Law. Dohmen shall not assert that an adequate remedy at Law exists. Obtainment of such an injunction by Buyer shall not be considered an election of remedies or a waiver of any right by

Buyer to assert any other remedies Buyer has at Law or in equity. No waiver of any breach or violation hereof shall be implied from the forbearance or failure by Buyer to take action hereon.
4.9    Certain Transfers.     If Dohmen has not done so by the date of this Agreement, Dohmen may, prior to the Closing, cause RESTAT to transfer the URLs and domain names (including related content) “dohmen.com,” “dohmen.us,” “dohmencapitalgroup.com,” “dohmencapitalgroup.net,” “dohmeninvestment.com,” “dohmeninvestment.net,” “benefitallies.com,” “benefitallies.org,” “mybenefitally.com,” “mybenefitally.net,” and “mybenefitally.org.” The Parties hereto expressly agree to such transfer.
4.10    Benefit Plans after Closing.
(d)    Dohmen’s Welfare Plans. Effective as of the end of the day immediately preceding the Closing Date, all Business Employees shall cease to be covered by Dohmen’s Welfare Plans (as hereinafter defined). Except as provided in Section 4.10(b), Dohmen shall be responsible, after the Closing, for all of the following claims incurred by Business Employees prior to the Closing Date under Dohmen’s Welfare Plans: (i) under any medical, dental or health plans for any treatment or service actually rendered prior to the Closing Date (but not rendered on or thereafter) regardless of whether the service or treatment is part of an ongoing course of treatment that commenced prior to the Closing Date; (ii) under any life insurance plans with respect to deaths occurring prior to the Closing Date; and (iii) for any payments or benefits for claims incurred prior to the Closing Date under any other of the Dohmen’s Welfare Plans, except that the extent to which any such claims are payable shall be determined by the provisions of the applicable Dohmen’s Welfare Plan. Dohmen shall be responsible for providing all Business Employees whose employment is terminated prior to the Closing Date and who are covered under a “Group Health Plan” (within the meaning of Section 5000(b)(1) of the Code) maintained by Dohmen (“Dohmen’s Group Health Plan”), and the qualified spouses and dependents of these Business Employees, with continuation coverage under Dohmen’s Group Health Plan with respect to “qualifying events” occurring prior to the Closing Date to the extent required by the provisions of COBRA, as currently set forth in Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code, and the implementing regulations promulgated or proposed under either of those laws. Buyer shall not assume and shall have no obligation to provide, nor any Liability for, any benefits of any kind under any of Dohmen’s Welfare Plans which shall remain the sole responsibility of Dohmen on and after the Closing Date. For purposes of this Section, “Dohmen’s Welfare Plans” shall include each RESTAT Plan (as defined in Section 2.14(a) herein) that is not an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA.
(e)    Dohmen’s FSA and DCA Plans. Dohmen maintains a flexible spending account plan (the “Dohmen FSA Plan”) under Section 105(h) of the Code and a dependent care assistance plan (the “Dohmen DCA Plan”) under Section 129 of the Code, to which Business Employees may irrevocably elect to have amounts taken from their compensation and contributed to accounts under the respective Plans for a plan year. After the Closing Date, pursuant to a separate agreement to be executed at the Closing between Dohmen and Buyer, Dohmen shall cause the Dohmen FSA Plan to transfer to the Buyer’s flexible spending account plan under Section 105(h) of the Code (the “Buyer’s FSA Plan”) the unexpended account balance, as of the date of the transfer, of each Business Employee participating in the Dohmen FSA Plan. Upon completion of such transfer, the Buyer’s FSA Plan shall be solely and exclusively responsible for providing benefits to Business Employees with respect to the transferred account balances under the Buyer’s FSA Plan. After the Closing Date, pursuant to a separate agreement to be executed at the Closing between Dohmen and Buyer, Dohmen shall cause the Dohmen DCA Plan to transfer to the Buyer’s dependent care assistance plan under Section 129 of the Code (the “Buyer’s DCA Plan”) the unexpended account balance, as of the date of the transfer, of each Business Employee participating in the Dohmen DCA Plan. Upon completion of such transfer, the Buyer’s DCA Plan shall be solely and exclusively responsible for providing benefits to Business Employees with respect to the transferred account balances under the Buyer’s DCA Plan.
(f)    Dohmen 401(k) Plan. Dohmen maintains The F. Dohmen Company 401(k) Plan (the “Dohmen 401(k) Plan”), a defined contribution profit-sharing plan with a cash or deferred arrangement that is intended to be qualified under Sections 401(a) and 401(k) of the Code. Dohmen shall retain sponsorship of the Dohmen 401(k) Plan after the Closing Date and neither Buyer nor any plan maintained by Buyer shall be entitled to any assets of the Dohmen 401(k) Plan. Buyer shall not assume any responsibility or Liability for the Dohmen 401(k) Plan, and Dohmen and the Dohmen 401(k) Plan shall remain solely and entirely responsible for satisfying any and all Liabilities arising under the Dohmen 401(k) Plan. Except as provided in Section 5.4(c), the accrued benefits under the Dohmen 401(k) Plan of all Business Employees shall become 100% vested and non-forfeitable as of the Closing Date to the extent not already 100% vested and non-forfeitable and Dohmen shall cause the Dohmen 401(k) Plan to be amended, if necessary, to provide for such 100% vesting and nonforfeitability. The accrued benefits of the Business Employees under the Dohmen 401(k) Plan shall be distributed to these Business Employees after the Closing Date, if elected by such Business Employees and in accordance with the terms of the Dohmen 401(k) Plan and the applicable provisions of the Code.
(g)    Workers’ Compensation. Dohmen shall be liable for any workers’ compensation or similar workers’ protection claims of any Business Employee incurred with respect to which the date of injury occurred prior to the Closing Date.
(h)    Business Employee Transfers.  Effective no later than the day immediately preceding the Closing Date, the Business Employees identified on Schedule 4.10(e) shall be transferred to Dohmen and Dohmen shall be responsible for all compensation and benefits to be paid to or received by such Business Employees on and after the date of such transfer of employment.  For the avoidance of doubt, neither Buyer nor RESTAT shall pay such Business Employees any bonuses with respect to 2013 or any severance or other post-employment compensation.
4.11    Release of Guaranties and Bonds.     Dohmen shall use commercially reasonable efforts to cooperate with Buyer to obtain the Guaranty Releases in form and substance reasonably satisfactory to Buyer signed by the obligees.
4.12    Retention of Business Records; Access.     Dohmen shall, or shall cause its Affiliates to, retain for a period of at least six (6) years following the Closing Date, all of the records in the possession of Dohmen or its Affiliates on the Closing Date related to the Business (including Tax records and other records which could be relevant to determine whether Buyer is or may be entitled to indemnification pursuant to Section 8.2(a)(iii) or the amount of such indemnification), and upon reasonable prior written request by Buyer, shall provide Buyer reasonable access to the same during normal business hours to the extent such access may reasonably be required by Buyer in connection with matters relating to or affected by the operations of the Business prior to the Closing Date; provided, that prior to the expiration of such six (6) year period, Dohmen or its Affiliates may dispose of any of such records which it no longer desires to retain if Dohmen or its Affiliates first shall have notified Buyer in writing of such proposed disposition and allowed Buyer a reasonable opportunity to take possession of the records proposed to be disposed of.
4.13    Use of Name. As promptly as practicable following the Closing, (a) Dohmen shall, and shall cause its Affiliates to, amend or terminate any certificate of assumed name or d/b/a filings so as to eliminate its right to use the name “RESTAT”, or any name that, in the reasonable judgment of Buyer, is similar to such name, and (b) Dohmen shall not, and shall cause its Affiliates not to, thereafter use such name or other names acquired by Buyer hereunder or names confusingly similar thereto.
4.14    No Solicitation of Purchase Proposals. Effective upon the execution hereof, Dohmen shall, and shall cause RESTAT to, terminate any discussions or negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, any Other Bid, and shall promptly after the execution hereof request each Person that has executed a confidentiality agreement in connection with its consideration of acquiring RESTAT or substantially all the Business or assets of RESTAT to return or destroy all confidential information furnished to such Person by or on behalf of Dohmen or RESTAT. From the date hereof until October 1, 2013, Dohmen shall not directly, nor shall Dohmen indirectly through any of its or RESTAT’s respective directors, officers, partners, members, stockholders, Affiliates, employees, agents, consultants, advisors or other representatives (each, a “Representative”), including legal counsel, accountants and financial advisors, authorize or permit any such Representative to, (i) solicit, initiate or encourage any Other Bid, (ii) enter into any Contract with respect to any Other Bid or (iii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Other Bid; provided, however, that after October 1, 2013 until the Closing, Dohmen and its Representatives may take the foregoing actions except that neither Dohmen nor any of its Representatives shall (A) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, any Other Bid unless and until such other Person has entered into a confidentiality agreement with Dohmen regarding RESTAT and the Business (x) on terms and conditions no less restrictive in the aggregate than those terms and conditions applicable to Buyer set forth in the Confidentiality Agreement and (y) which expressly provides that RESTAT is a third party beneficiary of all rights of Dohmen thereunder or (B) enter into any Contract with respect to any Other Bid (other than a confidentiality agreement), unless and until this Agreement has been terminated in accordance with its terms. Dohmen shall, and shall cause RESTAT to, promptly advise Buyer orally and in writing of any Other Bid or any inquiry with respect to, or which could reasonably be expected to lead to, any Other Bid and the identity of the Person making any such Other Bid or inquiry.
4.15    Phone Numbers. Dohmen shall transfer each telephone and telephone number in use by RESTAT or any Business Employee (other than the employees listed on Schedule 4.8) prior to the Closing to Buyer, effective as of the Closing Date.

4.16    Insurance. After the Closing, at the request of Buyer, Dohmen shall use commercially reasonable efforts to procure all proceeds of insurance payable in respect of any claim that arises out of any occurrence pertaining to RESTAT or the Business prior to Closing for which Dohmen or RESTAT is insured under Dohmen’s general commercial liability insurance covering RESTAT. Any insurance recovery in respect of any such claim received by Dohmen or any of its Affiliates shall be remitted promptly following receipt to Buyer (after deducting any expenses incurred by Dohmen in procuring such recovery).
ARTICLE V
COVENANTS OF BUYER
Buyer covenants and agree with Dohmen as follows:
5.1    Conditions to Closing. Upon the terms and subject to the conditions of this Agreement, Buyer shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things in each case, within Buyer’s control, necessary or advisable to cause the conditions set forth in Section 7.2 to be satisfied and to consummate the transactions contemplated herein as promptly as reasonably practicable after the satisfaction thereof. Subject to the satisfaction of all other conditions at the Closing, Buyer shall execute and deliver all agreements and documents relating to Buyer and required to be executed or delivered by Buyer as set forth in Section 7.2.
5.2    Governmental Approvals; Consents.
(c)    General. During the period from the date of this Agreement and until the Closing Date, Buyer shall use commercially reasonable efforts and cooperate with Dohmen in attempting to obtain any consents and approvals of Governmental Authorities or Third Parties required to be obtained by Buyer in order to permit the consummation of the transactions contemplated by this Agreement or to otherwise satisfy the conditions in Sections 7.1(d), 7.1(e) or 7.2(d). Notwithstanding the foregoing, Dohmen shall, and shall cause RESTAT to, use commercially reasonable efforts to cooperate with Buyer, but Buyer shall be primarily responsible for filing all notifications with or obtaining necessary approvals or authorizations from Governmental Authorities with respect to Permits which RESTAT (after the Closing) may require in order to conduct the Business without interruption notwithstanding the change in control of RESTAT contemplated by this Agreement.
(d)    HSR. In addition to and without limiting the obligations of Buyer pursuant to Section 5.2(a) hereof, as promptly as reasonable practicable after the date hereof and in no event more than five (5) business days after the date hereof, Buyer shall file with the FTC and the Antitrust Division the notifications and other information and submissions required to be filed under the HSR Act or other antitrust Laws with respect to the transactions contemplated hereby. Buyer agrees to make available to Dohmen such information as Dohmen may reasonably request relative to the business, assets and property of Buyer and its Affiliates as may be required by Dohmen to file any additional information requested by the FTC or the Antitrust Division under the HSR Act or other antitrust Laws with respect to the notification filed by Dohmen in connection with the transactions contemplated hereby. Buyer shall use commercially reasonable efforts to supply any additional information requested by the FTC, Antitrust Division or other Governmental Authority, under the

HSR Act or other antitrust Laws; promptly provide to Dohmen copies of all material correspondence between it (or its advisors) and any such agency relating to this Agreement or any of the matters described in this Section 5.2(b); subject to applicable Laws, permit Dohmen to review in advance any proposed correspondence to any such agency; and, use commercially reasonable efforts to obtain early termination or expiration of the applicable waiting period under the HSR Act as promptly as reasonably practicable after the date hereof without challenge by a Governmental Authority. Buyer agrees that, except as Dohmen may otherwise agree, all substantive telephonic calls and all meetings with such agencies regarding the transactions contemplated hereby or any of the matters described in this Section 5.2 shall include representatives of Dohmen.
5.3    Retention of Business Records; Access. Buyer shall, or shall cause RESTAT to, retain for a period of at least six (6) years following the Closing Date, all of the records in the possession of RESTAT on the Closing Date (including Tax records and other records which could be relevant to determine whether Buyer is or may be entitled to indemnification pursuant to Section 8.2(a)(iii) or the amount of such indemnification), and upon reasonable prior written request by Dohmen, shall provide Dohmen reasonable access to the same during normal business hours to the extent such access may reasonably be required by Dohmen in connection with matters relating to or affected by the operations of the Business prior to the Closing Date; provided, that prior to the expiration of such six (6) year period, Buyer or RESTAT may dispose of any of such records which it no longer desires to retain if Buyer or RESTAT first shall have notified Dohmen in writing of such proposed disposition and allowed Dohmen a reasonable opportunity to take possession of the records proposed to be disposed of.
5.4    Buyer’s Benefits Plans.
(g)    Buyer’s 401(k) Plan. Buyer has established and maintains a defined contribution profit-sharing plan with a cash or deferred arrangement that is intended to be qualified under Sections 401(a) and 401(k) of the Code (the “Buyer’s 401(k) Plan”). The Buyer’s 401(k) Plan shall provide credit to Business Employees for all of their service with RESTAT, solely for purposes of eligibility to participate and vesting, to the same extent such service would have been credited if the service had been performed for Buyer prior to the Closing. After the Closing Date, Buyer shall permit Business Employees who are entitled and who elect to receive an “eligible rollover distribution” (as described in Section 402(f)(2)(A) of the Code) from the Dohmen 401(k) Plan to direct that the eligible rollover distribution be transferred to the Buyer’s 401(k) Plan in accordance with Section 402(c) of the Code, and the administrative procedures established under Buyer’s 401(k) Plan for the transfer of “eligible rollover distributions,” unless the administrator of Buyer’s 401(k) Plan reasonably concludes that such transfers are not valid “eligible rollover distributions” under Code Section 401(a)(31) and the regulations thereunder. Transfers of eligible rollover distributions shall not include any outstanding loan of a Business Employee under the Dohmen 401(k) Plan.
(h)    Buyer’s Welfare Plans. Buyer shall not assume or continue any Plans. Other than the Buyer’s 401(k) Plan described in subsection (a) above, Buyer shall provide Business Employees, following the Closing Date, with such employee benefit plans, programs, policies and arrangements (the “Buyer’s Welfare Plans”) as Buyer may determine, except that with respect to medical and other health-related benefits, Buyer shall provide each Business Employee (and each such Business Employee’s spouses and dependents) with coverage as of the Closing Date, under a “group health plan” (within the meaning of Section 5001(b) of the Code) maintained by Buyer (the “Buyer’s Group Health Plan”) that provides benefits and includes terms and conditions as determined by Buyer, except that Buyer shall waive any pre-existing condition exclusions or restrictions with respect to Business Employees under the Buyer’s Group Health Plan. Each Business Employee shall receive credit under the Buyer’s Group Health Plan for all amounts paid by each Business Employee in calendar year 2013 under the Dohmen’s Group Health Plan for purposes of any applicable deductibles, co-payments or out-of-pocket maximums. Buyer shall be solely responsible for providing Business Employees with any continuation coverage (and shall have sole Liability in respect of any failure to provide such continuation coverage) under Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA resulting from any “qualifying event” occurring on or after the Closing Date. Buyer shall grant full credit to Business Employees, under the Buyer’s Welfare Plans that are not group health plans, for service with Dohmen and RESTAT for purposes of (i) satisfying any and all eligibility and participation requirements under the Buyer’s Welfare Plans and (ii) determining the amount and duration of any benefits under the Buyer’s Welfare Plans to the extent that service or seniority is a consideration in calculating benefits but Buyer shall not be required to credit any service that would result in a duplication of benefits.
(i)    Employment Terms and Benefits after the Closing Date. Nothing in this Agreement shall be construed to limit or restrict Buyer in any way with respect to (i) the conduct of the Business after the Closing Date; (ii) the modification or change in the terms of employment (including the termination of employment) of any Business Employee; and (iii) the modification, amendment or termination of any employee benefit plan maintained or contributed to by Buyer, including but not limited to any of the Buyer’s Welfare Plans. Notwithstanding any other provisions of this Section 5.4, the provisions of this Section and Section 4.10 shall not apply to any Business Employee who is employed by Dohmen and not RESTAT on and after the Closing Date. No Business Employee, including any beneficiary or dependent thereof, or any other person not a party to this Agreement, shall be entitled to assert any claim, or otherwise have any third party beneficiary rights, hereunder. Buyer shall be responsible for all obligations, if any, that may arise under the WARN Act, including any financial Liability thereunder with respect to any Business Employees, solely in connection with the terminations of employment of Business Employees on and after the Closing.  Dohmen shall be responsible for all obligations, if any, that may arise under the WARN Act, including any financial Liability thereunder, solely in connection with the terminations of employment of Business Employees prior to the Closing.
(j)    Workers’ Compensation. Buyer shall be liable for any workers’ compensation or similar workers’ protection claims of any Business Employee incurred with respect to which the date of injury occurred on or after the Closing Date.
(k)    Performance Management Bonuses. To the extent that any employee of RESTAT listed on Schedule 5.4(e) who remains in the employment of RESTAT on the Closing Date does not receive a performance management bonus at least equal to the Applicable Bonus Amount on or prior to March 15, 2014, Buyer shall promptly notify Dohmen and pay, or cause RESTAT to pay, to Dohmen, on or before March 31, 2014, the Applicable Bonus Amount not so paid to such employee by March 15, 2014. For purposes hereof, the “Applicable Bonus Amount” is the amount of the performance management bonus set forth on Schedule 5.4(e) opposite each employee’s respective name, multiplied by a fraction, the numerator of which is the number of days in 2013 from January 1, 2013 through the Valuation Time and the denominator of which is 365, provided that such amount is specifically reflected in and taken into account as a current liability in determining the Closing Date Working Capital pursuant to Section 1.3.
5.5    Release of Guaranties and Bonds.      Buyer shall use commercially reasonable efforts which shall include, but not be limited to, offering to substitute Buyer’s obligations for those of Dohmen) to (a) cause Dohmen and its Affiliates (other than RESTAT) to be released from all Liabilities arising or resulting from Dohmen’s guaranty of the Lease described I Schedule 2.7(b), item (1) and each guaranty or indemnification obligation with respect to each performance, completion or other surety bond or similar undertaking listed on Schedule 2.9(a) (collectively, the “Guaranty Releases”), and (b) obtain and deliver to Dohmen at Closing written evidence of such Guaranty Releases (in form and substance reasonably satisfactory to Dohmen) signed by the obligees. If Buyer fails or is unable to obtain and deliver any such Guaranty Releases to Dohmen at Closing, Buyer shall indemnify, defend and hold Dohmen and its Affiliates harmless from and against any Losses and Expenses which Dohmen or its Affiliates may incur or suffer as a result of such failure or inability.
5.6    No Libel or Slander. For a period of five (5) years following the Closing Date, neither Buyer nor any of its Affiliates shall libel or slander Dohmen or any of its Affiliates or their respective businesses in any manner that could reasonably be expected to be harmful to Dohmen, its Affiliates and their respective businesses.
ARTICLE VI
TAX MATTERS
6.1    Tax Treatment of Transaction; Straddle Periods.
(e)    Intended Tax Treatment of Transaction. Buyer and Dohmen are entering into the transactions contemplated by this Agreement on the assumption that: (a) at all times since its formation, RESTAT has been properly disregarded as an entity separate from its owner for federal, and all relevant (except as disclosed in item 1(b) of Schedule 2.13) state, local and other income Tax purposes pursuant to Treasury Regulations § 301.7701-3 and applicable state, local and other income Tax law, and (b) for federal, and all relevant state, local and other income Tax purposes, the sale and purchase of the Membership Interests pursuant to this Agreement will be properly treated as a sale and purchase of the assets of RESTAT to which Section 1060 of the Code and Treasury Regulations thereunder, and comparable provisions of state, local and other income Tax law, apply (the “Intended Tax Treatment”).
(f)    Straddle Periods. If it is necessary to determine Liability for Taxes for purposes of Section 8.2 or refunds of Taxes with respect to a taxable year or period beginning on or before and ending after the Closing Date (a “Straddle Period”), the determination of such Taxes or refunds for the portion of the Straddle Period ending on and including the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit for the Straddle Period shall be allocated between such two taxable years or periods on the basis of an interim closing of the books, except that Taxes, such as real property Taxes, imposed on periodic basis shall be apportioned on a daily basis and exemptions, allowances and deductions that are otherwise calculated on an annual basis shall be apportioned on a daily basis.
6.2    Preparation and Filing of Certain Tax Returns.
(d)    Preparation. In accordance with the Intended Tax Treatment, for federal, state, local and other income Tax purposes Dohmen shall take into account, and report on its Tax Returns, each item of income, gain, loss and deduction of RESTAT for all periods through the close of the Closing Date, shall file or cause to be filed any related Tax Returns required to be filed by or with respect to RESTAT, and shall remit or cause to be remitted any Taxes required to be paid with respect to any such Tax Returns. Dohmen, at its expense, shall timely file when due (taking into account all extensions properly obtained) all other Tax Returns which are required to be filed by RESTAT on or prior to the Closing Date and shall remit, or cause to be remitted, any Taxes required to be paid with respect to such Tax Returns. Buyer, at its expense, shall timely file when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by RESTAT. With respect to all Tax Returns to be filed by Buyer pursuant to the preceding sentence that relate to taxable years or periods that end on or before or include the Closing Date (each, a “Review-Eligible Return”), such Review-Eligible Returns shall be submitted to Dohmen for review and comment by Dohmen, and Buyer shall incorporate any changes to such Review-Eligible Returns reasonably requested by Dohmen. Buyer shall provide Dohmen a draft of any Review-Eligible Return (along with copies of appropriate workpapers and schedules requested by Dohmen) at least fifteen (15) days prior to the filing of such Review-Eligible Return. Buyer shall provide Dohmen timely and reasonable access to RESTAT’s employees, facilities, accountants, books and records in connection with such Review-Eligible Return.
(e)    Amendments. None of Buyer or any of its Affiliates shall file any amended income Tax Returns, or make any election, with respect to RESTAT for any taxable year or period that ends on or before the Closing Date without the written consent of Dohmen, which consent shall not be unreasonably withheld, conditioned or delayed.
(f)    Refunds. If RESTAT or Buyer (on behalf of RESTAT) receive, after the Closing Date, any Tax refunds attributable to any taxable period of RESTAT ending on or before the Closing Date (including the period ending on the close of the Closing Date of any Straddle Period), they shall promptly notify Dohmen thereof and pay over to Dohmen the amount received and attributable to such tax periods to the extent that such amount (or portion thereof) exceeds the amount of Tax Refunds reflected on the Closing Date Balance Sheet and taken into account in determining the Adjustment Calculation. Buyer shall be entitled to any refund or credit (i) reflected on the Closing Date Balance Sheet and taken into account in determining the Adjustment Calculation or (ii) attributable to any taxable period beginning after the Closing Date (including the period beginning on the beginning of the day following the Closing Date of any Straddle Period). Dohmen shall promptly notify Buyer and pay over to Buyer the amount of any such Tax refund or credit received or taken into account by Dohmen or any of its Affiliates. Dohmen shall take reasonable steps as may be requested by Buyer to obtain any refund or credit to which Buyer is entitled under this Section 6.2(c).

6.3    Contest Provisions.      Following the Closing, Buyer shall promptly notify Dohmen in writing upon receipt by Buyer or RESTAT of notice of any pending or threatened federal, state, local, foreign or other Tax audits, examinations or assessments of RESTAT (a “Tax Audit”) for any taxable year or period that ends on or before the Closing Date. Such notice shall describe the asserted Tax Audit in reasonable detail and shall include copies of any notices and other documents received from any Governmental Authority in respect of such Tax Audit. Dohmen shall be entitled to control the legal defense (with counsel of its choosing) of any such Tax Audit provided, however, that Dohmen agrees with Buyer that, as between Buyer and Dohmen, Dohmen shall be liable for and indemnify each Buyer Group Member for any and all Losses and Expenses relating to Taxes that result from such Tax Audit. To the extent that Dohmen controls any Tax Audit in accordance with this Section 6.3, (i) Dohmen shall provide Buyer with a timely and reasonably detailed account of each phase of such Tax Audit, (ii) Dohmen shall reasonably consult with Buyer before taking any significant action in connection with such Tax Audit, (iii) Dohmen shall reasonably consult with Buyer and offer Buyer an opportunity to make reasonable comments before submitting any written materials prepared or furnished in connection with such Tax Audit, (iv) Dohmen shall defend such Tax Audit diligently and in good faith as if it were the only party in interest in connection with such Tax Audit, (v) Buyer shall be entitled to participate, at its own expense, in such Tax Audit and receive copies of any written materials relating to such Tax Audit received from the relevant Governmental Authority and (vi) Dohmen shall not settle, compromise or abandon any such Tax Audit, if such action would reasonably be expected to have an adverse impact on Buyer or RESTAT, without obtaining the prior written consent of Buyer, which consent shall not be unreasonably conditioned, withheld or delayed. Buyer shall have the right to control (or to assume control, in the event that the requirement set forth in clause (iv) of the preceding sentence ceases to be satisfied), at its own expense, any other Tax Audit. Nothing herein shall be construed to impose on Buyer any obligation to defend RESTAT in any Tax audit or administrative or court proceeding. Any proceeding with respect to which Dohmen does not control in accordance with this Section 6.3 may be settled or compromised in the discretion of Buyer, and any such settlement or compromise shall not affect any Buyer Group Member’s right to indemnification under this Agreement.
6.4    Cooperation. From and after the Closing Date, each of Dohmen and Buyer shall: (i) assist in all reasonable respects (and cause their respective Affiliates to assist) the other party in the preparation of any Tax Returns that are required to be filed by RESTAT after the Closing Date; (ii) cooperate in all reasonable respects in preparing for any audits of, or disputes with Governmental Authorities regarding, any Tax Returns of Dohmen or RESTAT; (iii) make available to the other and to any Governmental Authority as reasonably requested all information, records, and documents relating to Taxes of Dohmen or RESTAT (iv) timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in Section 6.6 (relating to sales, transfer and similar Taxes); and (v) furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax Audit or information request with respect to any taxable period that ends on or before or includes the Closing Date.
6.5    Tax Sharing Arrangements. On the Closing Date, all Tax Sharing Arrangements between either RESTAT, on the one hand, and Dohmen or any of its Affiliates, on the other hand, shall be terminated effective as of the closing of business on the Closing Date and have no further effect for any taxable year or period (whether a past, present, or future year or period) and no additional payments shall be made thereunder on or after the Closing Date with respect to any period.
6.6    Transfer Taxes. Each of Buyer and Dohmen shall be liable for and pay 50% of any and all Losses and Expenses incurred in connection with or arising from any real property transfer or gains Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax, or other similar Tax imposed on the transactions contemplated by this Agreement. Pursuant to Article VIII, each of Buyer and Dohmen shall indemnify and hold the other Party harmless from and against any such amounts required to be paid by such Party pursuant to this Section 6.6.
ARTICLE VII
CONDITIONS TO THE TRANSACTION
7.1    Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement and the Related Agreements are subject to the satisfaction or waiver by Buyer of the following conditions at or prior to the Closing Date:
(g)    Representations and Warranties. (i) Each of the representations and warranties of Dohmen contained in Section 2.1 (Organization and Qualification), Section 2.2 (Subsidiaries), Section 2.3 (Capitalization; Title to Membership Interests), Section 2.4(a) (Enforceability; Authority), the first and the last sentence of Section 2.5 (Assets) and Section 2.17 (Brokers) (collectively, the “Fundamental Representations”) shall be true and accurate in all respects, in each case as of the Closing Date (as if made on the Closing Date); and (ii) each of the representations and warranties of Dohmen contained in this Agreement, other than the Fundamental Representations shall be true and accurate in all respects, in each case as of the Closing Date (as if made on the Closing Date) (except with respect to such representations and warranties that are made as of a specific date other than the date hereof, in which case as of such date), other than any such false or inaccurate representations or warranties which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on RESTAT; provided, however, that in each case, for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all materiality, Material Adverse Effect and similar qualifications limiting the scope of such representations and warranties shall be disregarded.
(h)    Covenants. Dohmen shall have performed and complied with all of its covenants hereunder that are required to be performed by it at or prior to the Closing Date in all material respects.
(i)    Closing Certificate. Dohmen shall have delivered to Buyer a certificate, duly executed by an authorized officer of Dohmen and dated as of the Closing Date, certifying to the satisfaction of the conditions specified in Sections 7.1(a) and (b).
(j)    HSR. The waiting period under the HSR Act shall have expired or been terminated.
(k)    Third Party Consents. Buyer shall have received each of the consents specified in Schedule 7.1(e) in form and substance reasonably satisfactory to Buyer.

(l)    Escrow Agreement. Buyer shall have received a copy of the Escrow Agreement, duly executed by an authorized officer of Dohmen and an authorized officer of the Escrow Agent.
(m)    No Illegality. No Order of any Governmental Authority (whether temporary, preliminary or permanent) shall have been issued and remain in effect, nor any Law enacted, which in either case has the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting the consummation of such transactions.
(n)    No Litigation. There shall not be pending or threatened by any Governmental Authority or any other Person any Litigation which challenges, or seeks to restrict, delay, enjoin or materially and adversely alter the transactions contemplated by this Agreement.
(o)    No Material Adverse Effect. No Material Adverse Effect with respect to RESTAT shall have occurred.
(p)    Dohmen Release. Buyer shall have received a copy of the Dohmen Release, duly executed by an authorized officer of Dohmen.
(q)    Transition Services Agreement. Buyer shall have received a copy of the Transition Services Agreement, duly executed by an authorized officer of Dohmen.
(r)    Other Deliveries and Documents. Buyer shall have received from Dohmen each of the following documents, as well as any additional documents and agreements as shall be reasonably requested by Buyer or as may be necessary to effect the intent of this Agreement and consummate the transactions contemplated hereby:
(i)    a copy of the articles of organization of RESTAT, certified, as of a recent date, by the WDFI;
(ii)    a certificate of status with respect to RESTAT, issued as of a recent date by the WDFI;
(iii)    instrument of transfer and assignment of the Membership Interests duly executed by Dohmen, in form and substance reasonably satisfactory to Buyer;
(iv)    either (A) a signed resignation by each officer of RESTAT specified by Buyer at least ten (10) days prior to Closing pursuant to which such officer resigns such officership, or (B) a certified resolution of Dohmen’s Board of Directors, acting as the managing member of RESTAT, removing such officers from office;
(v)    a certification of non-foreign status of Dohmen, in form and substance reasonably satisfactory to Buyer, that complies with the requirements of Section 1445(b)(2) of the Code and the Treasury Regulations promulgated thereunder;
(vi)    a certificate of a duly authorized officer of Dohmen, dated as of the Closing Date, in form and substance reasonably satisfactory to Buyer, as to: (A) no amendments to the articles of organization of RESTAT since a specified date; (B) the

Operating Agreement; (C) the resolutions or unanimous written consent to action of the Board of Directors of Dohmen authorizing and approving the execution and performance of this Agreement, the Related Agreements and the transactions contemplated hereby and thereby; and (D) the incumbency and signature of each officer of Dohmen executing this Agreement and each Related Agreement;
(vii)    accurate and complete copies of any invoices from each advisor or other service provider with respect to all unpaid RESTAT Transaction Costs; and
(viii)    evidence, in form and substance reasonably satisfactory to Buyer, of the termination, pursuant to Section 4.6, of all Related Party Agreements, other than those indicated on Schedule 2.20 as remaining in effect.
7.2    Conditions to Obligations of Dohmen. The obligations of Dohmen to consummate the transactions contemplated by this Agreement and the Related Agreements are subject to the satisfaction or waiver by Dohmen of the following conditions at or prior to the Closing Date:
(l)    Representations and Warranties. (i) Each of the representations and warranties of Buyer contained in Section 3.1 (Organization and Qualification), Section 3.2(a) (Enforceability; Authority), Section 3.3 (Investment Representation) and Section 3.4 (Brokers) shall be true and correct in all respects, in each case as of the Closing Date (as if made on the Closing Date), and (ii) each of the representations and warranties of Buyer contained in this Agreement, other than those listed in clause (i) of this Section 7.2(a), shall be true and correct in all respects as of the Closing Date (as if made on the Closing Date) (except with respect to such representations and warranties that are made as of a specific date other than the date hereof, in which case as of such date), other than any such false or inaccurate representations and warranties which would not reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement; provided, however, that in each case, for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all materiality, Material Adverse Effect and similar qualifications limiting the scope of such representations and warranties shall be disregarded.
(m)    Covenants. Buyer shall have performed and complied with all of its covenants hereunder that are required to be performed by it at or prior to the Closing Date in all material respects.
(n)    Closing Certificate. Buyer shall have delivered to Dohmen a certificate, duly executed by an authorized officer of Buyer and dated as of the Closing Date, certifying to the satisfaction of the conditions specified on Sections 7.2(a) and (b).
(o)    HSR. The waiting period under the HSR Act shall have expired or been terminated.
(p)    Escrow Agreement. Dohmen shall have received a copy of the Escrow Agreement, duly executed by an authorized officer of Buyer and an authorized officer of the Escrow Agent.

(q)    Transition Services Agreement. Dohmen shall have received a copy of the Transition Services Agreement, duly executed by an authorized officer of Buyer.
(r)    No Illegality. No Order of any Governmental Authority (whether temporary, preliminary or permanent) shall have been issued and remain in effect, nor any Law enacted, which in either case has the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting the consummation of such transactions.
(s)    Other Deliveries of Documents. Dohmen shall have received from Buyer (i) a copy of the resolutions or unanimous written consent to action of Buyer’s board of directors authorizing and approving this Agreement, the Related Agreements and the transactions contemplated hereby or thereby; and (ii) any other additional documents and agreements as shall be reasonably requested by Dohmen or as may be necessary to effect the intent of this Agreement and consummate the transactions contemplated hereby.
ARTICLE VIII
INDEMNIFICATION
8.1    Escrowed Funds.
(t)    General. The Escrowed Funds shall be available to indemnify and hold harmless the Buyer Group Members from any Losses or Expenses indemnifiable under Section 8.2 and as provided in the Escrow Agreement.
(u)    Exception. For the avoidance of doubt, if any payment is made from the Escrowed Funds to Buyer pursuant to Section 1.6(b), such payment shall not be subject to the indemnification provisions of this Article VIII, but rather shall be paid in accordance with Section 1.6(b).
8.2    Indemnification by Dohmen.
(e)    General. Subject to all of the other provisions of this Article VIII, from and after the Closing Date, Dohmen shall indemnify each Buyer Group Member for any and all Losses and Expenses incurred by such Buyer Group Member (without duplication) arising out of or in connection with:
(i)    any breach of any warranty or the inaccuracy of any representation of Dohmen as of the date hereof or as of the Closing Date (as if made on the Closing Date) (except with respect to such representations and warranties that are made as of a specific date other than the date hereof, in which case as of such date) contained in this Agreement or any certificate signed by Dohmen and delivered by or on behalf of Dohmen pursuant hereto;
(ii)    any breach by Dohmen of, or the failure by Dohmen to perform and comply with, any of its covenants or agreements, or any failure of Dohmen to perform any of its obligations contained in this Agreement;

(iii)    all Taxes imposed on RESTAT, or for which RESTAT otherwise becomes liable, for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending at the close of the Closing Date, as determined in accordance with Section 6.1(b), in each case other than Taxes to the extent that the same were specifically reflected in the Closing Date Balance Sheet and taken into account as current liabilities in determining Closing Date Working Capital pursuant to Section 1.3;
(iv)    any unpaid RESTAT Transaction Costs or Closing Date Indebtedness (without duplication) to the extent not taken into account in the calculation of the Purchase Price pursuant to Section 1.2;
(v)    the Schoolhouse Property and the transfer and assignment of the Schoolhouse Property to Dohmen;
(vi)    any Liability of RESTAT arising from the 2009 Value Based Management Incentive Compensation Plan of RESTAT, LLC;
(vii)    any Liability of RESTAT arising from any Controlled Group Liability; or
(viii)    any matter referred to in items 1 and 2 of Schedule 2.11.
provided, however, that Dohmen shall not indemnify nor be liable for, and the Escrowed Funds may not be used to indemnify and hold the Buyer Group Members harmless hereunder with respect to, the matters set forth in clauses (i) and (viii) of this Section 8.2(a) with respect to Losses and Expenses incurred by the Buyer Group Members (other than Losses and Expenses incurred in connection with (x) intentional misrepresentation or fraud by Dohmen, or (y) a breach or inaccuracy of any of the Fundamental Representations or the representations and warranties of Dohmen contained in Section 2.13 (Taxes) or Section 2.14 (Employee Benefit Plans)):
(A)    unless and until the aggregate amount of such Losses and Expenses subject to indemnification exceeds (without giving effect to any Losses or Expenses in connection with (x) intentional misrepresentation or fraud by Dohmen, (y) breach or inaccuracy of any of the Fundamental Representations or the representations and warranties of Dohmen contained in Section 2.13 (Taxes) or Section 2.14 (Employee Benefit Plans) or (z) which are disallowed as a result of clause (B), below) three million dollars ($3,000,000) (the “Threshold”) and when such aggregate Losses and Expenses exceed the Threshold, then the Buyer Group Members shall be entitled to indemnification only for the aggregate amount of all such Losses and Expenses in excess of one million five hundred thousand dollars ($1,500,000); or
(B)    with respect to any individual item of Loss or Expense (or group of similar Losses or Expenses arising out of the same or series of related acts, conditions or occurrences) involving $50,000 or less and when such Losses and Expenses exceed $50,000, then the Buyer Group Members shall be entitled to indemnification for the full amount of such individual item (or group of similar items as set forth above), subject to clause (A), above, and all other limitations contained in this Article VIII.
(f)    Escrow Agreement. Any payment pursuant to this Section 8.2 made in the form of a transfer from the Escrowed Funds to any Buyer Group Member shall be made in accordance with the terms of the Escrow Agreement.
(g)    Mitigation. The Buyer Group Members shall use their respective commercially reasonable efforts to mitigate the character and amount of all Losses and Expenses to the extent required by applicable Law upon and after becoming aware of any event that would reasonably be expected to give rise to Losses and Expenses that may be indemnifiable under this Section 8.2 (it being understood and agreed that any reasonable out-of-pocket fees, costs or expenses incurred in connection with such mitigation shall themselves constitute Losses, to the extent the Losses and Expenses mitigated would have been indemnifiable pursuant to this Section 8.2).
(h)    Materiality. For purposes of this Section 8.2, all representations and warranties of Dohmen under this Agreement, other than those contained in Section 2.6(b), shall be construed without giving effect to any materiality, Material Adverse Effect or similar qualifications limiting the scope of such representation or warranty.
8.3    Indemnification by Buyer.
(c)    General. Subject to all of the other provisions of this Article VIII, from and after the Closing Date, Buyer shall indemnify each Seller Group Member for any and all Losses and Expenses incurred by such Seller Group Member (without duplication) arising out of or in connection with:
(i)    any breach of any warranty or the inaccuracy of any representation of Buyer as of the date hereof or as of the Closing Date (as if made on the Closing Date) (except with respect to such representations and warranties that are made as of a specific date other than the date hereof, in which case as of such date) contained in this Agreement or any certificate signed by Buyer and delivered by or on behalf of Buyer pursuant hereto; or
(ii)    any breach by Buyer of, or the failure by Buyer to perform and comply with, any of its covenants or agreements, or any failure of Buyer to perform any of its obligations, contained in this Agreement (including Buyer’s failure to obtain and deliver to Dohmen at Closing any of the Guaranty Releases as provided in Section 5.5).
(d)    Mitigation. The Seller Group Members shall use their respective commercially reasonable efforts to mitigate the character and amount of all Losses and Expenses to the extent required by applicable Law upon and after becoming aware of any event that would reasonably be expected to give rise to Losses and Expenses that may be indemnifiable under this Section 8.3 (it being understood and agreed that any reasonable out-of-pocket fees, costs or expenses incurred in connection with such mitigation shall themselves constitute Losses, to the extent the Losses and Expenses mitigated would have been indemnifiable pursuant to this Section 8.3).

(e)    Materiality. For purposes of this Section 8.3, all representations and warranties of Buyer under this Agreement shall be construed without giving effect to any materiality, Material Adverse Effect or similar qualifications limiting the scope of such representation or warranty.
8.4    Survival of Representations and Indemnity Obligations.
(f)    Representations.
(i)    (A) Each of the representations and warranties made by Dohmen contained in Section 2.3 (Capitalization; Title to Membership Interests) and Section 2.4(a) (Enforceability; Authority) shall survive the Closing and the consummation of the transactions contemplated hereby indefinitely and without limitation; (B) each of (x) the Fundamental Representations made by Dohmen (except as set forth in clause (A) above), (y) the representations and warranties contained in Section 2.13 (Taxes), and (z) the representations and warranties contained in Section 2.14 (Employee Benefit Plans), shall survive the Closing and consummation of the transactions contemplated hereby until sixty (60) days following the expiration of all applicable statutes of limitations; and (C) all other representations and warranties made by Dohmen contained in this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby for a period of eighteen (18) months from the Closing Date.
(ii)    (A) Each of the representations and warranties of Buyer contained in Section 3.2(a) shall survive the Closing and the consummation of the transactions contemplated hereby indefinitely and without limitation; (B) each of the representations and warranties of Buyer contained in Sections 3.1, 3.3 and 3.4 shall survive the Closing and consummation of the transactions contemplated hereby until sixty (60) days following expiration of all applicable statutes of limitations; and (C) all other representations and warranties made by Buyer contained in this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby for a period of eighteen (18) months from the Closing Date.
(iii)    Notwithstanding the foregoing, the limitations set forth in Section 8.4(a)(i) and Section 8.4(a)(ii) shall not apply in the event of any intentional misrepresentation or fraud on the part of the Indemnifying Party.
(iv)    No claim for indemnity pursuant to Section 8.2(a)(i) or Section 8.3(a)(i) may be first made by a Party after the expiration of the applicable survival period set forth in clause (i) or (ii) of this Section 8.4(a); provided, no claim first made in accordance with the terms of this Article VIII prior to the expiration of the applicable survival period shall be barred or extinguished because of the expiration of such applicable survival period.
(g)    Release of Escrowed Funds. Subject to the Escrow Agreement and the following requirements, the Escrowed Funds then held by the Escrow Agent shall be released by the Escrow Agent within five (5) business days after, and the indemnification provided for in Section 8.2(a)(i) and Section 8.2(a)(viii) shall terminate on, the eighteen (18) month anniversary of the Closing Date and no claim shall be made by Buyer under Section 8.2(a)(i) or Section 8.2(a)(viii)

thereafter (subject to Dohmen’s obligation to indemnify pursuant to Section 8.2(a)(i) with respect to any breach of or inaccuracy in any of the Fundamental Representations or the representations and warranties contained in Section 2.13 (Taxes) or Section 2.14 (Employee Benefit Plans) or in the event of any intentional misrepresentation or fraud, which shall survive until expiration of the applicable survival period set forth in Section 8.4(a)); provided, that the escrow shall not terminate with respect to any amount that is necessary to satisfy any unsatisfied, bona fide indemnification claim as to any Losses or Expenses in connection with which a Notice of Claim was timely given in accordance with the requirements of this Section 8.4 and Section 8.5 on or prior to the date such indemnification obligation would otherwise terminate in accordance with this Section 8.4, as to which the indemnification obligation hereunder shall continue until the Liability to be satisfied shall have been determined pursuant to this Article VIII, and Buyer shall have been reimbursed for such Losses or Expenses in accordance with the terms hereof.
8.5    Procedures for Making Claims.
(f)    Notice of Claim. If and when any Buyer Group Member, on the one hand, or any Seller Group Member, on the other hand (each, an “Indemnified Party”), desires to assert a claim for indemnification against a Party obligated to provide such indemnification in accordance with this Agreement (each, an “Indemnifying Party”), such Indemnified Party shall deliver a Notice of Claim to the Indemnifying Party (and, if any Buyer Group Member is the Indemnified Party, shall simultaneously deliver a Notice of Claim to the Escrow Agent) reasonably promptly (but not later than twenty (20) days) after such Indemnified Party’s receipt of notice of the assertion or commencement of any actual or potential claim, action or proceeding; provided, however, that failure to so timely give a Notice of Claim shall not limit such Indemnified Party’s ability to be indemnified pursuant to this Article VIII unless the ability of the Indemnifying Party to defend such claim is materially and actually prejudiced by such failure. If such claim is based upon or related to any claim, action or proceeding commenced or threatened by a Third Party against such Indemnified Party (a “Third-Party Claim”), upon the written request of the Indemnifying Party, such Indemnified Party shall promptly furnish to the Indemnifying Party copies of any documents in the possession of such Indemnified Party which reasonably relate to such Third-Party Claim (including any which are received from such Third Party specifically regarding such Third-Party Claim).
(g)    Notice of Objection. Through the thirtieth (30th) day following delivery of a Notice of Claim by the Indemnified Party, the Indemnifying Party may deliver a Notice of Objection to the Indemnified Party (and, if any Buyer Group Member is the Indemnified Party, shall simultaneously deliver a Notice of Objection to the Escrow Agent). If the Indemnifying Party is Dohmen or its Affiliates, Buyer agrees that, with respect to any Notice of Claim, it shall, upon reasonable prior written request by Dohmen, provide Dohmen with reasonable access, during normal business hours, to the books and records, employees and agents of RESTAT and the Business to the extent reasonably related to Dohmen’s evaluation of the Notice of Claim and determination of whether the delivery of a Notice of Objection related to such Notice of Claim is warranted. If a Notice of Objection shall not have been so delivered within such 30-day period, the Indemnifying Party shall be deemed to have waived any objection to the entirety of the claims set forth in the Notice of Claim, and the Losses and Expenses set forth in the Notice of Claim shall be paid by the Escrow Agent to Buyer from the Escrowed Funds.

(h)    Payment from Escrow. If Dohmen shall make a timely Notice of Objection containing an admission of any portion of the Losses or Expenses related to any claim asserted in the Notice of Claim, the Escrow Agent shall pay to Buyer from the available Escrowed Funds such portion of the Losses and Expenses identified as expressly admitted in such Notice of Claim in the amount so admitted. If a Notice of Objection by Dohmen is received by the Escrow Agent, except for Losses and Expenses so expressly admitted by Dohmen in a Notice of Objection, the Escrow Agent shall make no payments from the Escrowed Funds to any Buyer Group Member unless and until such Buyer Group Member’s entitlement to indemnification, as well as the amount of indemnification to which such Buyer Group Member shall be entitled, under this Article VIII, shall have been determined by either: (i) the written agreement of Buyer (on behalf of itself and the Buyer Group Members) and Dohmen (on behalf of itself and its Affiliates); or (ii) a final and nonappealed judgment or decree of any court of competent jurisdiction. After any such determination in favor of such Buyer Group Member of both the entitlement to and the amount of indemnification, Buyer and Dohmen shall promptly provide joint written instructions to the Escrow Agent regarding the disbursement of available Escrowed Funds to satisfy the amount of indemnification to which such Buyer Group Member’s entitlement has been so established.
8.6    Defense of Third-Party Claims.
(i)    By Indemnifying Party. Except with respect to Third-Party Claims with respect to Taxes which shall be governed solely by Article VI, in the event an Indemnified Party determines to make an indemnity claim hereunder with respect to a Third-Party Claim, the Indemnified Party shall provide a Notice of Claim to the Indemnifying Party (and, if any Buyer Group Member is the Indemnified Party, to the Escrow Agent) in accordance with Section 8.5. The Indemnifying Party shall, subject to Section 8.6(b), have the right, at its expense, to conduct and control the defense of any such Third-Party Claim. Notice of the intention so to conduct and control the defense of such a Third-Party Claim shall be given by the Indemnifying Party to the Indemnified Party within thirty (30) days after the Indemnifying Party receives the Notice of Claim, and such notice shall include an acknowledgement without qualification by the Indemnifying Party that such Third-Party Claim involves Losses and Expenses which, if successfully asserted against the Indemnified Party, are indemnifiable by the Indemnifying Party hereunder (subject only to the applicable limitations set forth in this Article VIII). With respect to any Third-Party Claim where the Indemnifying Party is entitled to conduct and control the defense, the Indemnifying Party shall select counsel to defend such Third-Party Claim and shall defend in good faith such Third Party Claim. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 8.6(b), it shall have the right to take such reasonable action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party may participate, through counsel chosen by it and at its own expense (which expense shall not constitute a Loss or Expense), in the defense of any such Third-Party Claim as to which the Indemnifying Party is entitled to and has so elected to conduct and control the defense thereof and in such event shall cooperate with the Indemnifying Party in connection with such defense.
(j)    By Indemnified Party. Notwithstanding anything to the contrary contained in this Section 8.6, the Indemnifying Party shall not be entitled to assume control of a Third-Party Claim if (A) the Third-Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, investigation or allegation, (B) the Third-Party Claim seeks injunctive or other equitable relief or relief other than for monetary Losses against the Indemnified Party, (C) the Indemnified Party waives all rights to recover Losses and Expenses from the Indemnifying Party (including rights to indemnification) with respect to such Third Party Claim and releases the Indemnifying Party therefrom in form and substance reasonably required by such Indemnifying Party, (D) an actual or readily apparent conflict of interest (as reasonably determined by the Indemnified Party after obtaining advice of counsel) exists between the Indemnifying Party and the Indemnified Party with respect to the Third-Party Claim that materially precludes effective joint representation, or (E) with respect to any Third-Party Claim as to which the Buyer Group Members’ sole recourse is to the Escrowed Funds as provided in Section 8.7(b), the amounts reasonably expected to be incurred in connection with such Third-Party Claim, together with all other outstanding claims on the Escrowed Funds, exceed the amount remaining in the Escrowed Funds by an amount greater than the amounts remaining in the Escrowed Funds. If, pursuant to this Section 8.6(b), the Indemnifying Party is not entitled to assume control of the defense of a Third-Party Claim, the Indemnified Party shall do so or shall waive the provisions of this Section 8.6(b) preventing the Indemnifying Party from assuming control of the defense of such Third-Party Claim. If the Indemnified Party assumes or is required to assume control of the defense of such Third-Party Claim for which it is entitled to indemnification hereunder, it shall conduct such defense in good faith, and the Indemnified Party shall be reimbursed by the Indemnifying Party for the reasonable attorneys’ fees and other expenses of defending the Third-Party Claim which are incurred from time to time, promptly following the presentation to the Indemnifying Party of itemized bills for such attorneys’ fees and other expenses, subject, however, to any applicable limitations set forth in this Article VIII. Subject to any applicable limitations set forth in this Article VIII, all Expenses (including attorneys’ fees) incurred by the Indemnifying Party in connection with the foregoing shall be paid by the Indemnifying Party. In the event of any Third-Party Claim as to which the Indemnifying Party voluntarily declines to exercise its right under Section 8.6(a) to assume control of the defense of a Third-Party Claim or fails to give timely and sufficient notification to the Indemnified Party in writing of its election to assume control of the defense, the Indemnified Party may, without prejudice to its right to indemnification hereunder, conduct and control the defense of such Third-Party Claim as to which indemnification will be sought hereunder and seek indemnification for any and all Losses and Expenses in connection with such Third-Party Claim. The Indemnifying Party may participate, through counsel chosen by it and at its own expense, in the defense of any such Third-Party Claim as to which the Indemnified Party is entitled to and does conduct and control the defense thereof and, in such event, shall cooperate with the Indemnified Party in connection with such defense.
(k)    Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, with respect to any Third-Party Claim as to which the Indemnifying Party is entitled to conduct the defense, the Indemnifying Party shall not compromise or settle any such Third-Party Claim without the prior written consent of the Indemnified Party, which consent shall not unreasonably be withheld, delayed or conditioned. If the Indemnified Party has assumed the defense pursuant to this Section 8.6, the Indemnified Party shall not, without the written consent of the Indemnifying Party (which written consent shall not be unreasonably withheld, conditioned or delayed), compromise or settle any such Third-Party Claim.

8.7    Exclusive Remedy; Recourse Generally Limited to Escrowed Funds.
(k)    Exclusive Remedy. After the Closing, except for seeking equitable relief, including specific performance to enforce the provisions of Section 4.8 as provided in Section 4.8, a claim for indemnification pursuant to the indemnification provisions of this Article VIII sets forth the sole and exclusive monetary remedy of the Indemnified Party with respect to any claim based upon, arising out of, or otherwise in respect of this Agreement and the transactions contemplated hereby (provided that the foregoing shall not be interpreted to waive the rights or obligations of any party to any Related Agreement). In furtherance thereof, Buyer, on behalf of itself and all the Buyer Group Members, hereby waives from and after the Closing Date to the fullest extent permitted by Law, any and all other rights, claims, demands, remedies and causes of action (including any based upon tort) seeking monetary damages which any of them may have against Dohmen or its Affiliates, relating to any matters arising or resulting from a breach of this Agreement or the transactions contemplated hereby, other than a claim for indemnification pursuant to the indemnification provisions of this Article VIII (provided that the foregoing shall not be interpreted to waive the rights or obligations of any party to any Related Agreement). The provisions of this Section 8.7(a) shall not apply to any fraud or intentional misrepresentation claim asserted against the Indemnifying Party.
(l)    Certain Claims Limited to Escrowed Funds. Except for any claim for indemnification by any Buyer Group Member arising out of or in connection with (i) any intentional misrepresentation or fraud of Dohmen, (ii) any breach of or inaccuracy in the Fundamental Representations made by Dohmen, (iii) any breach of or inaccuracy in a representation or warranty made by Dohmen in either (A) Section 2.13 (Taxes) or (B) Section 2.14 (Employee Benefit Plans), or (iv) the matters referred to in clauses (ii) through (vii) of Section 8.2(a) (collectively, the “Excluded Matters”), the sole and exclusive remedy of the Buyer Group Members for indemnification under Section 8.2(a)(i) (other than with respect to any Excluded Matter) and Section 8.2(a)(viii) shall be recourse to the Escrowed Funds to the extent thereof (whether or not the same are sufficient to satisfy all such Buyer Group Member’s claims), and no more. If any Buyer Group Member is entitled to indemnification arising out of or in connection with any Excluded Matter, then the obligation to make such payment shall not be limited to the Escrowed Funds but rather shall be satisfied (i) from the available Escrowed Funds and to the extent thereof or (ii) from Dohmen, as Buyer may elect (but, in no event shall Dohmen be required to indemnify the Buyer Group Members with respect to such matters described in this proviso in an amount (together with any amount paid from the Escrowed Funds) greater than the Purchase Price).
8.8    Limitations on Indemnification.     Indemnification under this Article VIII shall be limited as follows:
(k)    Limitation on Certain Types of Damages. No Indemnified Party shall be entitled to indemnification for Losses or Expenses which consist of punitive or exemplary damages, or damages of a type not reasonably foreseeable, except to the extent such Losses or Expenses are payable to a Third Party in respect of a Third-Party Claim.
(l)    No Duplication. No Indemnified Party shall be entitled to recover, more than once, the same Losses or Expenses that may have resulted from a breach of more than one representation, warranty, covenant or agreement hereunder arising from the same facts and circumstances.
(m)    Third Party Recoveries. No Indemnified Party shall be entitled to indemnification to the extent that such Indemnified Party is entitled to, and actually receives, from any applicable insurance policy or other Third Party source, any Third Party recovery (whether insurance proceeds, indemnity recovery, or otherwise) in connection with such Indemnified Event; provided, that any such reduction of the Indemnified Party’s entitlement to indemnification hereunder by virtue of this Section 8.8(c) shall be net of (i) any reasonable costs and expenses incurred by the applicable Indemnified Party in connection with the collection of such Third Party recovery and (ii) any increases in premiums under insurance policies expected to be attributable to such recovery. The Indemnified Party shall take commercially reasonable efforts to pursue such recoveries from any Third Party insurer and collect all such amounts available to the Indemnified Party under applicable insurance policies then in effect of such Indemnified Party. If any proceeds to be netted hereunder with respect to such Losses and Expenses are actually received by the Indemnified Party after payment by the Indemnifying Party of any amounts otherwise required to be paid to an Indemnified Party pursuant to this Article VIII with respect to such Losses and Expenses, then the Indemnified Party shall notify the Indemnifying Party of the receipt of such proceeds and pay to the Indemnifying Party, promptly after such receipt, any amount that the Indemnifying Party would not have been required to pay pursuant to this Article VIII with respect to such Losses and Expenses had such proceeds been received at the time of such payment.
(n)    Closing Date Working Capital. No Indemnified Party shall be entitled to any indemnification for or with respect to any Losses or Expenses to the extent that the same were specifically reflected in and taken into account as current liabilities in determining the Closing Date Working Capital pursuant to Section 1.3.
8.9    Tax Treatment of Indemnification Payments.      All indemnification payments made under this Agreement will be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Laws.
ARTICLE IX
TERMINATION
9.1    Termination. This Agreement may be terminated at any time prior to the Closing Date as follows:
(i)    by the mutual written consent of Buyer and Dohmen;
(j)    by written notice given by either Buyer or Dohmen, if the Closing shall not have been consummated by October 31, 2013 (the “Drop Dead Date”); provided, however that in order to terminate this Agreement pursuant to this Section 9.1(b), the terminating Party shall not be the Party whose failure to comply with or perform any covenant or obligation set forth in this Agreement has been a principal cause of or resulted in the failure of the Closing to occur on or before such date;

(k)    by written notice given to Dohmen by Buyer if: (i) any of the representations and warranties of Dohmen contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 7.1(a) would not be satisfied; (ii) any of the covenants of Dohmen or RESTAT contained in this Agreement shall have been breached such that the condition set forth in Section 7.1(b) would not be satisfied; or (iii) any Material Adverse Effect on RESTAT or the Business shall have occurred, or any event or other change, event, effect, claim, circumstance or matter shall have occurred or circumstance or other change, event, effect, claim, circumstance or matter shall exist that, in combination with any other changes, events, effects, claims, circumstances or matters that have occurred or shall exist, would reasonably be expected to have or result in a Material Adverse Effect on RESTAT or the Business; provided, however, that, in the case of clauses (i) and (ii) only, if an inaccuracy in any of the representations and warranties of Dohmen as of a date subsequent to the date of this Agreement or a breach of a covenant by Dohmen or RESTAT is curable by the applicable Person through the use of reasonable efforts within ten (10) days after Buyer notifies Dohmen in writing of the existence of such inaccuracy or breach (the “Dohmen Cure Period”), then Buyer may not terminate this Agreement under this Section 9.1(c) as a result of such inaccuracy or breach prior to the expiration of the Dohmen Cure Period, provided that the applicable party, during the Dohmen Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that Buyer may not terminate this Agreement pursuant to this Section 9.1(c) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Dohmen Cure Period);
(l)    by written notice given to Buyer by Dohmen if: (i) any of Buyer’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 7.2(a) would not be satisfied; or (ii) if any of Buyer’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.2(b) would not be satisfied; provided, however, that if an inaccuracy in any of Buyer’s representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Buyer is curable by Buyer through the use of reasonable efforts within ten (10) days after Dohmen notifies Buyer in writing of the existence of such inaccuracy or breach (the “Buyer Cure Period”), then Dohmen may not terminate this Agreement under this Section 9.1(d) as a result of such inaccuracy or breach prior to the expiration of the Buyer Cure Period, provided that Buyer, during the Buyer Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that Dohmen may not terminate this Agreement pursuant to this Section 9.1(d) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Buyer Cure Period); or
(m)    by written notice given by either Buyer or Dohmen, if any Governmental Authority shall have enacted or promulgated any Law or Order which is in effect and which has the effect of making the Closing illegal or otherwise prohibiting the consummation of the transactions contemplated hereof.

9.2    Effect of Termination. Except as otherwise provided in this Agreement, in the event of any termination pursuant to Section 9.1, written notice thereof shall be promptly given in accordance with Section 10.6 by the Party seeking termination to the other Parties and such termination shall be immediately effective and this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Buyer, Dohmen, RESTAT or any of their respective Affiliates or their respective directors, officers or other employees or shareholders, if applicable; provided, however, that each Party shall remain liable for any intentional breach of this Agreement that occurred prior to its termination; and provided, further that those obligations set forth in the Confidentiality Agreement and those obligations set forth in this Section 9.2, Section 9.3 and Article X (other than Section 10.1 and Section 10.12) shall survive any such termination.
9.3    Return of Transaction Documents. Upon any such termination of this Agreement, each Party will, upon request of the other Party, redeliver to such other Party or destroy all documents, work papers and other materials of such other Party relating to the transactions contemplated hereby, whether obtained before or after the execution of this Agreement. Notwithstanding the foregoing, each Party’s legal department may retain one copy of all such documents, work papers and other materials to the extent relevant to demonstrate compliance with any legal or fiduciary obligation, provided that such retained copy shall not be made available by the legal department to any non-legal personnel of such Party unless required by Law or in connection with a dispute concerning the enforcement of this Agreement. Such retained copies shall remain subject to the Confidentiality Agreement.
ARTICLE X
GENERAL PROVISIONS
10.1    Survival of Obligations. All representations, warranties, covenants and obligations contained in this Agreement shall survive the Closing and the consummation of the transactions contemplated by this Agreement; provided, however, that the representations and warranties contained in Articles II and III shall survive the Closing only for the applicable period set forth in Section 8.4(a).
10.2    Benefit and Assignment; No Third Party Beneficiaries.
(h)    This Agreement may not be assigned by Buyer without the prior written consent of Dohmen, whether by merger, operation of law, or otherwise. Notwithstanding the foregoing, Buyer may assign its rights hereunder to an Affiliate of Buyer without the prior written consent of Dohmen; provided that no assignment shall limit or affect, or relieve Buyer of, Buyer’s obligations hereunder. Following the Closing, Buyer may freely assign any or all of its rights under this Agreement (including its indemnification rights under Article VIII), in whole or in part, to any other Person without obtaining the consent or approval of any other Party hereto or any other Person; provided that no assignment shall limit or affect, or relieve Buyer of, Buyer’s obligations hereunder. This Agreement may not be assigned by Dohmen without the prior written consent of Buyer, whether by merger, operation of law, or otherwise. This Agreement shall be binding upon and inure to the benefit of the Parties hereto, their permitted successors, assignees and beneficiaries in interest.
(i)    Except for Article VIII, which is intended to benefit, and to be enforceable by, the Buyer Group Members and Seller Group Members, nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person (other than the Parties and their respective successors and permitted assigns) any right, remedy or claim under or by reason of this Agreement.
10.3    Governing Law; Consent to Jurisdiction.     This Agreement shall be governed by and construed in accordance with the internal Laws of the State of Wisconsin (regardless of such State’s conflict of laws principles), and without reference to any rules of construction regarding the Party responsible for the drafting hereof. Each Party (a) agrees that any suit, action or other legal proceeding arising out of this Agreement may only be brought either in the United States District Court for the Eastern District of Wisconsin, or in the appropriate state court located in Milwaukee, Wisconsin, (b) consents to the exclusive jurisdiction of any such court in any such suit, action or proceeding, (c) agrees that service of process or notice in any such suit, action or proceeding shall be effective if delivered in compliance with Section 10.6, and (d) waives any objection which such Party may have to the laying of venue, personal jurisdiction, forum nonconveniens and improper service of process (provided such service of process is in accordance with Section 10.6) of any such suit, action or proceeding in any such court. FOR ANY PROCEEDING WHICH IS BROUGHT TO ENFORCE, CHALLENGE OR CONSTRUE THE TERMS OR MAKING OF THIS AGREEMENT, AND ANY CLAIMS ARISING OUT OF OR RELATED TO THIS AGREEMENT, EACH PARTY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN SUCH PROCEEDING. EACH PARTY AGREES THAT IN ANY SUCH PROCEEDING, THE MATTERS SHALL BE TRIED BY A COURT AND NOT BY A JURY.
10.4    Enforcement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedies available at Law, the Parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or Wisconsin specified in Section 10.3.
10.5    Expenses. Except as otherwise provided herein, each Party shall be responsible for and shall pay all costs and expenses incurred by it in connection with (a) the performance of and compliance with all transactions, agreements and conditions contained in this Agreement or the Related Agreements to be performed or complied with by it including legal, accounting and investment banking fees, (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any consent, approval, ratification, waiver, order or authorization from any Person (including any Governmental Authority) required to be obtained in connection with any of such transactions, and (c) the consummation of the transactions contemplated by this Agreement. For avoidance of doubt, Dohmen shall pay all RESTAT Transaction Costs and shall not charge any to RESTAT. Further, Buyer shall pay all filing fees and costs required under the HSR Act.
10.6    Notices. Any and all notices, requests, demands, waiver, consent, approval or other communications provided for herein or made hereunder shall be given in writing and shall be deemed given to a Party at the earlier of (i) when personally delivered to such Party, (ii) when facsimile transmitted (with a confirmatory copy sent by overnight courier) to such Party to the facsimile number indicated for such Party below (or to such other facsimile number for a Party as such Party may have substituted by notice pursuant to this Section), or (iii) when mailed to such Party by registered or certified U.S. Mail (return receipt requested) or sent by overnight courier, confirmed by receipt, and addressed to such Party at the address designated below for such Party (or to such other address for such Party as such Party may have substituted by notice pursuant to this Section):
(o)    If to Dohmen:        The F. Dohmen Co.
Suite 300
215 North Water Street
Milwaukee, WI 53202
Attn: Cynthia A. LaConte
Attn: Bartlett C. Petersen
Telephone: (414) 299-4902
Facsimile: (414) 299-4901
With a copy to:        Michael Best & Friedrich LLP
Suite 300
100 East Wisconsin Avenue
Milwaukee, WI 53202-4108
Attn: Robert J. Johannes, Esq.
Telephone: (414) 271-6560
Facsimile: (414) 277-0656
(p)    If to Buyer:        Catamaran LLC
1600 McConnor Parkway
Schaumburg, IL 60173
Attn: Chief Financial Officer
Telephone: (224) 231-3206
Facsimile: (224) 231-1916
With a copy to:        Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
Attn: Gary D. Gerstman and Michael P. Heinz
Telephone: (312) 853-7000
Facsimile: (312) 853-7036
10.7    Counterparts. This Agreement may be executed simultaneously in two or more counterparts (including by facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, provided that all such counterparts, in the aggregate, shall contain the signatures of all Parties hereto. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission or in PDF format or by facsimile shall be sufficient to bind the Parties.
10.8    Amendment, Modification and Waiver. This Agreement may be modified, amended or supplemented at any time prior to the Closing Date by mutual written agreement of Buyer and Dohmen. Any Party may waive in writing any term or condition contained in this Agreement and intended to be for its benefit; provided, however, that no waiver by any Party, whether by conduct or otherwise, in any one or more instances, shall be deemed or construed as a further or continuing waiver of any such term or condition.
10.9    Entire Agreement; Parties in Interest. This Agreement, the Related Agreements, and the Exhibits and Schedules delivered herewith, together with the Confidentiality Agreement, represent the full and complete agreement of the Parties with respect to the subject matter hereof and supersede and replace any prior understandings and agreements (written or oral) among the Parties with respect to the subject matter hereof (other than the Confidentiality Agreement); provided, however, that the Confidentiality Agreement shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of (a) the Closing or (b) the date on which the Confidentiality Agreement is terminated or expires in accordance with its terms.
10.10    Publicity. The Parties agree that no public announcements or disclosures of any kind concerning the terms of this Agreement or concerning the transactions contemplated by this Agreement shall be made without the consent of Buyer and Dohmen, except as and to the extent that any such Party shall be so obligated by Law, the rules of any stock exchange upon which the securities of Buyer are listed, in which case the other Party shall be advised in advance (to the extent reasonably practicable or as promptly as reasonably practicable thereafter) and Buyer and Dohmen shall use their commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued; provided, that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement or to comply with accounting and Securities and Exchange Commission disclosure obligations.
10.11    Severability.     If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutual acceptable manner in order that the transaction contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.
10.12    Further Assurances. From time to time, as and when requested by any Party, the other Parties shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such Party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement or any Related Agreement and to carry out the purposes of this Agreement. Without limiting the generality of the foregoing, from time to time following the Closing, Dohmen shall execute and deliver, or cause to be executed and delivered, to Buyer such other instruments of conveyance and transfer as Buyer may reasonably request or as may be otherwise necessary to more effectively convey and transfer to Buyer the Membership Interests. Dohmen shall use commercially reasonable efforts to provide customary financial information regarding RESTAT and cooperate in the preparation of pro forma and interim financial information for filing with, and request and, conditioned upon Buyer’s and Dohmen’s execution of such indemnity agreements, certifications and other undertakings as RESTAT’s independent auditor may reasonably require, obtain the consent of RESTAT’s independent auditor for use of their reports in, any applicable Securities and Exchange Commission filings of Buyer and its Affiliates.
10.13    Time of the Essence. Time is of the essence in the performance by any Party of its obligations hereunder.
10.14    Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.
10.15    Disclosure Schedules. The representations and warranties contained in Article II are qualified by reference to the Schedules attached hereto. Buyer acknowledges that (i) the Schedules may include items or information that Dohmen is not required to disclose under this Agreement and (ii) inclusion of information in the Schedules shall not be construed as an admission that such information is material to RESTAT. Similarly, in such matters where a representation or warranty is given or other information is provided, the disclosure of any matter in the Schedules shall not imply that any other undisclosed matter having a greater value or other significance is material.
10.16    Interpretation. For purposes of this Agreement, (i) the words “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation,” (ii) the word “or” is not exclusive, (iii) the words “herein”, “hereof”, “hereby”, “hereto” and “hereunder” refer to this Agreement as a whole, (iv) references to the plural include the singular, and references to the singular include the plural, (v) references to written notices or similar written forms of communications include electronic transmissions and (vi) references to any gender include the other gender. Unless the context otherwise requires, references herein: (i) to Articles, Sections, Appendices, Exhibits and Schedules mean the Articles and Sections of, and the Exhibits and Schedules attached to, this Agreement; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement; and (iii) to a statute means such statute as in effect from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. The Schedules, Appendices and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Titles to Articles and headings of Sections are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this Agreement. This Agreement and the Related Agreements shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.
[Signatures on next page following]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date set forth in the first paragraph hereof.

BUYER:
CATAMARAN LLC
By: /s/ Jeffrey Park
Jeffrey Park, Executive Vice President and Chief Financial Officer
DOHMEN:
THE F. DOHMEN CO.
By: /s/ Cynthia A. LaConte
Cynthia A. LaConte, President and Chief Executive Officer

Signature Page to Membership Interest Purchase Agreement

APPENDIX A
DEFINITIONS
The following terms, as used in this Agreement, shall have the following meanings:
“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.
“Agreed Accounting Principles” means GAAP, using the same GAAP accounting principles, practices, methodologies (including methods for determining estimates) and policies as consistently applied in the preparation of the audited December 31, 2012 financial statements included in the RESTAT Financial Statements and reflected in the illustrative calculation of Working Capital set forth as an attachment to such Schedule 1.3.
“Antitrust Division” means the Antitrust Division of the United States Department of Justice.
“Business Employees” means all current and former employees (whether full-time, part-time, on leave of absence or otherwise) (i) of RESTAT or (ii) otherwise engaged in the conduct of the Business or who have provided or will provide services to the Business at any time prior to the Closing.
“Buyer Group Member” means (i) Buyer and its Affiliates (including RESTAT after the Closing), (ii) the directors, managers, officers and employees of Buyer and its Affiliates (including RESTAT after the Closing) and (iii) the respective successors and assigns of each of the foregoing.
“Cash” means cash, cash equivalents and investments.
“Closing Date Indebtedness” means the amount of Indebtedness of RESTAT as of the Valuation Time.
“Closing Date Working Capital” means the amount of Working Capital of RESTAT as of the Valuation Time.
“Code” means the Internal Revenue Code of 1986, as amended.
“Contracts” means any contracts, agreements, instruments, documents, leases, licenses, indentures, insurance policies, arrangements, commitments, understandings or other obligations (including all amendments and modifications thereto), in each case, whether written or oral.
“Control,” “Controlled” and “Controlling” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of securities, by contract or otherwise.
“Controlled Group Liability” means any and all Liabilities (i) under Title IV of ERISA, (ii) under Sections 302 and 303 of ERISA, (iii) under Sections 412, 430 and 4971 of the Code, (iv)

arising as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or (v) under corresponding or similar provisions of foreign laws or regulations.
“Dohmen Release” means the Release by Dohmen, on behalf of itself and its Affiliates (other than RESTAT), in favor of Buyer, dated as of the Closing Date, substantially in the form attached hereto as Exhibit B, together with such changes thereto as are agreed by Buyer and Dohmen.
“Dohmen’s Knowledge” or its like, means the actual knowledge of Mark Helvick, John Vaughan, John Bergan, Dustin Conrad, Cynthia A. LaConte and Bartlett C. Petersen, in each case (except as otherwise provided in this Agreement) after reasonable investigation by such Person of such matters which came to the attention of any such Person in the ordinary conduct and discharge of his or her duties to RESTAT or Dohmen and which would have caused a reasonably prudent Person to initiate an investigation into such matter.
“Encumbrances” means, any charge, claim, lien, pledge, hypothecation, security interest, mortgage, debenture, deed of trust, option, collateral assignment, conditional sale or other title retention agreement; or any right of way, easement, encroachment or servitude (in the case of any real property); or, any, right of first option or right of first refusal or similar restriction, including any restriction on use or transfer (in the case of any security or equity interest).
“Environmental Claim” means any written claim, action, cause of action, investigation or written notice by any Person alleging potential Liability (including potential Liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Environmental Materials at any location, whether or not owned or operated by RESTAT, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.
“Environmental Laws” means all federal, state and local Laws and regulations relating to pollution or protection of human health or the environment, including the federal Comprehensive Environmental Response, Compensation and Liability Act, and laws relating to Releases or threatened Releases of Environmental Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Environmental Materials and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Environmental Materials.
“Environmental Materials” means, collectively, any material, substance, chemical, gas, liquid, waste, effluent, contaminant or pollutant, including petroleum and petroleum products, which, whether on its own or mixed with another, is regulated, listed, defined as or determined to be hazardous, extremely hazardous, toxic, dangerous, restricted or a nuisance, or otherwise harmful to human health or the environment, under any Environmental Law, and including all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any corporation, trade or business (whether or not incorporated) or other organization which, together with RESTAT, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.
“Escrow Agent” means JPMorgan Chase Bank, National Association.
“Escrow Agreement” means the escrow agreement among Buyer, Dohmen and the Escrow Agent, dated as of the Closing Date, substantially in the form attached hereto as Exhibit A, together with such changes thereto as are mutually agreed by Buyer and Dohmen.
“Expenses” means any and all reasonable out-of-pocket expenses incurred in connection with investigating, defending or asserting any claim, action, suit or proceeding incident to any matter indemnified against hereunder (including court filing fees, court costs, arbitration fees or costs, witness fees, and reasonable fees and disbursements of legal counsel, investigators, expert witnesses, consultants, accountants and other professionals).
“FTC” means the United States Federal Trade Commission.
“GAAP” means generally accepted accounting principles in the United States, consistently applied.
“Governmental Authority” means the government of the United States or any foreign jurisdiction, any supra-national, state, county, municipality or other governmental or quasi governmental unit, or any agency, political subdivision, administrative authority, self-regulatory organization, board, bureau, instrumentality, department or commission (including any court, other tribunal or judicial or arbitral body) of any of the foregoing.
“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976.
“Indebtedness” means (without duplication) (i) all indebtedness for borrowed money of RESTAT, including the outstanding principal amount thereof, accrued and unpaid interest thereon and any prepayment penalties or early termination fees payable with respect thereto; (ii) all obligations of RESTAT evidenced by notes, bonds (other than performance, completion or surety bonds of the types set forth in Schedule 2.9(a)(x)), debentures or other similar instruments; (iii) all obligations of RESTAT for the deferred purchase price of property or service which, in accordance with GAAP, would be recorded as a long-term liability; (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by RESTAT; (v) all obligations of RESTAT as lessee under Leases which, in accordance with GAAP, are required to be recorded as capital leases; (vi) all obligations, contingent or otherwise, of RESTAT under acceptances, letters of credit or similar facilities; (vii) all payment obligations of RESTAT under any interest rate swap agreement or arrangement, forward rate agreement, interest rate cap or collar agreement, currency or other hedging agreement entered into for the purpose of limiting or managing risk; (viii) all indebtedness referred to in clauses (i) through (vii) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance upon or in property (including accounts and contracts rights) owned by RESTAT, whether or not RESTAT has assumed or become liable for the payment of such Indebtedness; and (ix) all agreements, undertakings or arrangements by which RESTAT guarantees, endorses or otherwise becomes or is contingently liable for (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise assure a creditor against loss, but excluding the endorsement of checks or negotiable instruments for collection) the Indebtedness of any other Person, or guarantees the payment of dividends or other distributions upon the equity securities or interests of any other Person.
“Intellectual Property” means all intellectual property licensed, owned or used by RESTAT or used or held for use in the Business, including all patents and patent rights, trademarks, trade names, service marks, corporate names, brand names, inventions, copyrights, logos, slogans, trade dress, proprietary computer software including all source codes and related documentation, third-party vendor computer software, internet web sites, web pages, URLs, domain names, directory names, other computer addresses, Internet files, HTML files, image files, links, hyperlinks, other Net Names, and know-how and all registrations, renewals and applications for any of the foregoing, and any and all right, title and interest in and to the foregoing, including the right to sue for past, present and future infringement, in all of such cases whether used, held for use, supported, maintained, marketed or otherwise.
“IRS” means the Internal Revenue Service.
“Latest Balance Sheet” means the balance sheet of RESTAT as of June 30, 2013, included within the RESTAT Financial Statements.
“Latest Balance Sheet Date” means June 30, 2013.
“Laws” means, collectively, all supra-national, federal, state, local and municipal constitutions, laws, statutes, ordinances, rules, regulations, codes, treaties or principles of common law.
“Liabilities” or, individually, “Liability” means, with respect to any Person, any existing debt, liability or obligation of such Person of any kind, character or description (including any unknown, undisclosed, unaccrued, unasserted, indirect, absolute or contingent, disputed or undisputed, liquidated or unliquidated, secured or unsecured, recourse or non-recourse, determined or determinable, joint, several or secondary liability) and whether or not the same is required to be accrued on the financial statements of such Person in accordance with GAAP.
“Litigation” means any action, arbitration, hearing, litigation, proceeding, investigation, civil investigative demand or suit (whether civil, criminal, administrative or judicial, whether public or private) commenced, brought, conducted, pending or heard by or before, or otherwise involving, any Governmental Authority, arbitrator, or mediator, or any informational request or inquiry not received in the ordinary course of business consistent with past practice from or by, or any subpoena issued by, the U.S. Department of Justice, U.S. Department of Health and Human Services, Centers for Medicare and Medicaid Services, Food and Drug Administration, Drug Enforcement Agency, any state Attorney General, any Medicaid Fraud Control Unit, any state Medicaid agency or any state pharmacy board.

“Losses” means any and all losses, costs, obligations, Liabilities, Taxes, settlement payments, damages, awards, judgments, fines, penalties or deficiencies, whether or not involving a Third-Party Claim.
“Material Adverse Effect” means, with respect to a Person, changes, events, facts, circumstances, developments or effects that, individually or in the aggregate, have or could reasonably be expected to have a material adverse effect on (a) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such Person, taken as a whole (an “Adverse Change”), or (b) the ability of such Person to consummate the transactions contemplated by this Agreement prior to the Drop Dead Date and to perform such Person’s obligations hereunder; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: any Adverse Change arising from or relating to (i) general business or economic conditions or business or economic conditions generally affecting the industries in which such Person operates, (ii) national or international political or social conditions, including military conflict and terrorism, (iii) changes in Laws or Permits affecting the Person’s business, (iv) changes in GAAP after the date of this Agreement, (v) any Adverse Change caused by the taking of any action by or on behalf of Buyer or its Affiliates (other than the enforcement of Buyer’s rights under this Agreement or any Related Agreement or actions required to be taken by Buyer pursuant to Article V), (vi) the taking of any action required by this Agreement or the Related Agreements, or (vii) any reaction or action of Third Parties (including customers and providers) attributable to the identity of Buyer (or an Affiliate of Buyer) as the prospective purchaser of RESTAT (but any Adverse Change resulting from the matters referred in clauses (i), (ii), (iii) or (iv) shall be excluded only if such matters do not disproportionately impact such Person relative to other companies operating in the industry in which such Person operates).
“Net Names” means all rights in internet web sites, web pages, URLs, domain names, directory names, other computer addresses, Internet files, HTML files, image files (including but not limited to jpeg, gif, tif, pdf, and java code), links, hyperlinks, and other files, pages, sites, names or addresses located on an on-line global computer network owned, used, or held for use by RESTAT or used or held for use in the Business.
“Notice of Claim” means a written notice signed by an Indemnified Party describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and shall include a reasonable estimate (if known and estimable) of the amount of Losses and Expenses (which estimate shall not be conclusive of the final amount of such claim) or the method of computation of the amount of the Losses and Expenses that are the subject of each claim asserted, and a reference to the provision of this Agreement upon which such claim is based.
“Notice of Objection” means a written notice signed by the Indemnifying Party objecting to a Notice of Claim (or portion thereof), specifying whether the Indemnifying Party admits any portion of the Losses and Expenses asserted in the Notice of Claim and, if so, specifying the amount so admitted.
“Orders” means all orders, decisions, injunctions, writs, judgments, arbitrations, awards, verdicts or decrees entered, issued, made or rendered by or entered into with any Governmental Authority.

“Other Bid” means any proposal for a merger, consolidation, recapitalization, sale of securities, sale of substantial assets or similar transaction involving RESTAT, other than the transactions contemplated by this Agreement and the acquisition of inventory in the ordinary course of business consistent with past practice.
“Permits” means, collectively, any permit, license, franchise, variance, exemption, certification, registrations, applications, certificates of inspection, approvals, accreditation or other authorizations issued by a Governmental Authority.
“Permitted Encumbrance” means (i) the Encumbrances listed on Exhibit D attached hereto; (ii) liens for Taxes and other governmental charges and assessments which are not yet due and payable and for which appropriate reserves have been established on the Latest Balance Sheet; (iii) statutory liens of landlords and liens of carriers, warehousemen, processors, mechanics, suppliers and materialmen and other similar liens imposed by Law arising in the ordinary course of business consistent with past practice for sums not yet due and payable and for which appropriate reserves have been established on the Latest Balance Sheet, (iv) rights of setoff or bankers’ liens upon deposits of cash in favor of banks or other depository institutions, (v) liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto, (vi) any interest or title of a licensor, sublicensor, lessor or sublessor (as lessor or licensor only) under any license or lease agreement to the extent limited to the item licensed or leased, and, in addition (vii) as to Leased Real Property, (A) zoning or use restrictions, or (B) recorded covenants and easements and other restrictions of record, (C) defects in title, or (D) the preferential rights of mortgagees with respect to any real property which is Leased Real Property, in each case described in subclauses (A)-(C) which are non-monetary and do not materially detract from the value of, or impair in any material respect the existing use of, the property affected.
“Person” means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Authority.
“Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA, each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) and each other employee benefit plan, program, arrangement, policies, and practices, whether or not written, and whether covering one person or more than one person (including any plan providing any stock option, stock purchase, stock appreciation right, bonus, deferred compensation, excess benefits, profit sharing, pension, thrift, savings, stock bonus, employee stock ownership, salary continuation, severance, retention, retirement, supplemental retirement, short or long term disability, dental, vision care, hospitalization, major medical, life insurance, accident insurance, vacation, holiday and/or sick leave pay, tuition reimbursement, executive perquisite or other employee benefits), whether on an active or frozen basis, that is sponsored, maintained, contributed to, or required to be contributed to by Dohmen, RESTAT or any of their respective ERISA Affiliates, or with respect to which Dohmen, RESTAT or any of their respective ERISA Affiliates may have Liability (contingent or otherwise).
“Related Agreements” means all ancillary agreements described in and required by this Agreement to be executed and delivered in connection with the transactions contemplated hereby.

“Related Party” means, with respect to RESTAT, (i) Dohmen or any Affiliate of Dohmen (other than RESTAT); (ii) any current or former shareholder, officer or director of Dohmen or such Affiliate (other than RESTAT); (iii) each individual who is an officer of RESTAT; (iv) each member of the immediate family of each of the individuals referred to in clauses (ii), and (iii) above; and (iv) any trust or other entity (other than RESTAT) in which any one of the Persons referred to in clauses (i), (ii), (iii) and (iv) above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.
“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, pouring, emptying, escaping, dumping, leaving, discarding, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Environmental Materials through or in the air, soil, surface water, groundwater or property.
“RESTAT Financial Statements” means, collectively, (a) the audited separate financial statements (including balance sheet and statements of operations, change in The F. Dohmen Co.’s invested equity and cash flows) of RESTAT for its fiscal years ending December 31, 2011 and December 31, 2012, including footnotes thereto, and (b) the internally-prepared separate financial statements (including balance sheet and statements of operations and cash flows) of RESTAT for the six (6)-month period ending June 30, 2013.
“RESTAT Transaction Costs” means all of RESTAT’s Third-Party fees, costs, expenses, payments, expenditures or Liabilities incurred or payable in connection with the preparation, execution and delivery and consummation of this Agreement and the consummation of the transactions contemplated by this Agreement and the Related Agreements, whether or not invoiced prior to the Closing, payable by RESTAT which have not been paid as of the Closing, including (a) attorneys’, accountants’, investment bankers’, financial advisors’, brokers’ and other advisors’ fees and expenses, and (b) the amount of payments due or which will become due to Mark Helvick, John Bergan and Dustin Conrad pursuant to those certain Executive Retention Agreements dated March 27, 2013, May 13, 2013 and May 13, 2013, respectively, as the same exist as of the Valuation Time, by and between RESTAT and each such Person, by reason of the consummation of the transactions contemplated hereby, including any payments under any other Change in Control/Stay Bonus Agreements (including all payroll, withholding, employment, social security, workers’ compensation, unemployment compensation and similar Taxes relating to or arising from such payments) which RESTAT may enter into after the date of this Agreement and prior to the Closing Date. For avoidance of doubt, the term “RESTAT Transaction Costs” does not include any payments, expenditures or Liabilities which are or may become due pursuant to the terms, existing as of the date of this Agreement, pursuant to any Employment Agreement, Severance, Confidentiality and Noncompetition Agreement, Agreement Limiting Certain Unfair Activities, or employment engagement letter, in each case described on Schedule 2.15(a) attached hereto or which RESTAT enters into (with the approval of Buyer) after the date of this Agreement.
“Schoolhouse Property” means the former schoolhouse located at 724 Elm Street in West Bend, Wisconsin, which was previously used by RESTAT as an office.
“Securities Act” means the Securities Act of 1933, and all Laws promulgated pursuant thereto or in connection therewith.

“Seller Group Member” means (i) Dohmen and its Affiliates (other than RESTAT after the Closing), (ii) the directors, managers, officers and employees of Dohmen and its Affiliates (other than RESTAT after the Closing) and (iii) the respective successors and assigns of each of the foregoing.
“Tax” means (x) any and all taxes, assessments, levies, fees, imposts and other governmental charges of any kind whatsoever (including, but not limited to, taxes on or with respect to net or gross income, franchise, profits, gross receipts, capital, excise, sales, use, value added, transfer, real property transfer, transfer gains, inventory, capital stock, license, payroll, employment, social security, unemployment, severance, occupation, real or personal property, estimated taxes, excise, occupancy, intangibles, alternative or add-on minimum, doing business, withholding and stamp), together with any interest thereon, penalties, additions to tax or additional amounts with respect thereto, imposed by the United States or any state or local jurisdiction; (y) any Liability for the payment of any amounts described in clause (x) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group or as a result of transferor or successor liability; and (z) any Liability for the payments of any amounts as a result of being a party to any Tax Sharing Arrangement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amounts of the type described in clause (x) or (y).
“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Laws relating to any Tax.
“Tax Sharing Arrangement” means any written or unwritten agreement or arrangement for the allocation of payment of Tax Liabilities or payment for Tax benefits with respect to a consolidated, combined or unitary Tax Return which Tax Return includes or included Dohmen or RESTAT.
“Third Party” means a Person that is not a Party.
“Transition Services Agreement” means the Transition Services Agreement by and between Dohmen, RESTAT and DDN/Obergfel, LLC, dated as of the Closing Date, substantially in the form attached hereto as Exhibit C, together with such changes thereto as are agreed by Buyer and Dohmen.
“Treasury Regulations” shall mean the Treasury Regulations promulgated under the Code by the US Treasury Department.
“WBCL” means Chapter 180 of the Wisconsin Statutes.
“WDFI” means the Wisconsin Department of Financial Institutions.
“WARN Act” means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101, et seq. and any similar state or local Laws (including Section 109.07 of the Wisconsin Statutes).

“Working Capital” means the difference between (a) the sum of the book value of the current assets of RESTAT, excluding (i) any loans or receivables made to or due from Dohmen or its Affiliates or other intercompany amounts receivable due from Dohmen or its Affiliates, (ii) deferred Tax assets, (iii) any prepaid insurance assets or other prepaid assets to the extent that such prepaid assets remain with Dohmen after the Closing (and, for avoidance of doubt, the prepaid assets related to any of the Shared Business Elements (as defined in the Transition Services Agreement) listed on Annex A to the Transition Services Agreement shall be deemed not to remain with Dohmen for purposes of this definition) and (iv) any Cash used subsequent to the Valuation Time to pay any of the liabilities excluded pursuant to subclauses (i) through (iv) of clause (b) of this definition or any bonuses paid to employees of RESTAT pursuant to Item 1(ii) of Schedule 4.1, and (b) the sum of the book value of the current liabilities of RESTAT (which, for the avoidance of doubt, shall include all unpaid Tax Liabilities as of the Closing), excluding (i) the current portion of any Indebtedness and all current maturities and interest payable thereon, (ii) any loans or receivables made by or due to Dohmen or its Affiliates or other intercompany amounts payable to Dohmen or its Affiliates, (iii) deferred Tax Liabilities and (iv) the amount of any unpaid RESTAT Transaction Costs.
Each of the following terms is defined in the section set forth opposite such term below:

“Adjustment Calculation”	Section 1.3
“Agreement”	Caption
“Applicable Bonus Amount”	Section 5.4(e)
“Arbitrating Accountant”	Section 1.4(b)
“Business”	Recitals
“Buyer”	Caption
“Buyer’s 401(k) Plan”	Section 5.4(a)
“Buyer Cure Period”	Section 9.1(d)
“Buyer’s DCA Plan”	Section 4.10(b)
“Buyer’s FSA Plan”	Section 4.10(b)
“Buyer’s Group Health Plans”	Section 5.4(b)
“Buyer’s Welfare Plans”	Section 5.4(b)
“Change in Control/Stay Bonus Agreements”	Section 2.15(b)
“Closing”	Section 1.7
“Closing Date”	Section 1.7
“Closing Date Balance Sheet”	Section 1.3
“Closing Estimate Certificate”	Section 1.5(a)
“Closing Purchase Price Estimate”	Section 1.5(a)
“COBRA”	Section 2.14(h)
“Confidential Information”	Section 4.8(c)
“Confidentiality Agreement”	Section 4.2
“Delivery Date”	Section 1.3
“Dispute”	Section 1.4(a)
“Dispute Notice”	Section 1.4(a)
“Dispute Period”	Section 1.4(a)

“Desktop Software”	Section 2.8(a)
“Dohmen”	Caption
“Dohmen 401(k) Plan”	Section 4.10(c)
“Dohmen Cure Period”	Section 9.1(c)
“Dohmen DCA Plan”	Section 4.10(b)
“Dohmen FSA Plan”	Section 4.10(b)
“Dohmen’s Group Health Plan”	Section 4.10(a)
“Dohmen’s Welfare Plans”	Section 4.10(a)
“Drop Dead Date”	Section 9.1(b)
“Employment Agreements”	Section 2.15(a)
“Escrowed Funds”	Section 1.5(b)(i)
“Excluded Matters”	Section 8.7(b)
“Final Adjustment Calculation”	Section 1.4(c)
“Final Allocation Schedule”	Section 1.8(a)
“Final Purchase Price”	Section 1.4(c)
“Fundamental Representations”	Section 7.1(a)
“Group Health Plan”	Section 2.14(h)
“Guaranty Releases”	Section 5.5
“Indemnified Party”	Section 8.5(a)
“Indemnifying Party”	Section 8.5(a)
“Intended Tax Treatment”	Section 6.1(a)
“IP Contracts”	Section 2.8(c)
“Lease” and “Leases”	Section 2.7(b)
“Leased Real Property”	Section 2.7(a)
“Life Science Companies”	Section 4.8(b)
“Material Contracts”	Section 2.9(a)
“Membership Interests”	Recitals
“Multiemployer Pension Plan”	Section 2.14(i)
“NDC Retirement Plan”	Section 2.14(j)
“Operating Agreement”	Section 2.1(a)
“Owned IP”	Section 2.8(b)(i)
“Party” and “Parties”	Caption
“Preliminary Allocation Schedule”	Section 1.8(a)
“Purchase Price”	Section 1.2
“Qualified Plan”	Section 2.14(d)
“Related Party Agreements”	Section 4.6
“Representative”	Section 4.14
“RESTAT”	Recitals
“RESTAT Plans”	Section 2.14(a)
“Restricted Party”	Section 4.8(a)
“Restricted Period”	Section 4.8(a)
“Review-Eligible Return”	Section 6.2(a)
“Schedules”	Article II

“Special Arbitration”	Section 1.4(b)
“SSA”	Section 2.11(c)(i)
“Straddle Period”	Section 6.1(b)
“Target Working Capital”	Section 1.2(c)
“Tax Audit”	Section 6.3
“Third-Party Claim”	Section 8.5(a)
“Threshold”	Section 8.2(a)
“Trade Secrets”	Section 4.8(d)
“Valuation Time”	Section 1.3

EXHIBIT A
FORM OF ESCROW AGREEMENT
[Omitted in accordance with Item 601(b)(2) of Regulation S-K]

EXHIBIT B
FORM OF DOHMEN RELEASE
[Omitted in accordance with Item 601(b)(2) of Regulation S-K]

EXHIBIT C
FORM OF TRANSITION SERVICES AGREEMENT
[Omitted in accordance with Item 601(b)(2) of Regulation S-K]

EXHIBIT D
CERTAIN PERMITTED ENCUMBRANCES

[Omitted in accordance with Item 601(b)(2) of Regulation S-K]